
ROCK
OF
AGES

2001

ANNUAL REPORT TO SHAREHOLDERS

Rock of Ages Corp
ARS
P.E. 12/31/01


02033479


SEC MAIL PROCESSING
RECEIVED
MAY 1 8 2002
WASH. D.C.
152
SECTION

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL



MEMBER

R E M E M B E R



Left: Jefferson County Korean War Memorial, Louisville, Kentucky.

Remember

The way it used to be.

Remember

You were always there for me.

I hear the laughter.

I hear you still.

You're always with me.

I always will

Remember.

Music and lyrics by Rock of Ages, released in 1987.
You may hear this song and view a video on our web site:
www.rockofages.com


ROCK
OF
AGES
®

Because love is forever.



To Our Shareholders, Custome

R E M E M B E R

mployees, Suppliers and Friends:

We remember the past as we position Rock of Ages for the future. 2002 marks our Company's 117th year. Our granite has been around a lot longer — about 350 million years, give or take a few million years.

The terrorist attack on September 11, 2001, and the war that it initiated, will be vividly remembered by all of us, just as those who lived through Pearl Harbor have never forgotten that day and the war that followed. I remember going to the Pearl Harbor Memorial a few years ago with my Japanese friend Takashi Oshio. My mother said that my father, who was seriously injured by a kamikaze attack on the aircraft carrier *Intrepid* in the Battle of Luzon, would roll over in his grave if he knew. I felt that he would be pleased that we had developed a small business in Japan and that our countries were now partners and not enemies.

While it took more than 60 years and many World War II veterans like my father are not alive to see it, the World War II Memorial finally is being erected on the Mall in Washington, D.C. We are proud that Rock of Ages was awarded the $2.3 million contract to supply the Atlantic and Pacific arches for the Memorial. History has shown time and time again the intensity of mankind's desire to memorialize lives and events in granite, a desire that is at the core of the past and the future of Rock of Ages.


ROCK
OF
AGES

Because love is forever.



Lest We Forget Memorial *Bowling Green, Ohio*

Our goal is to build value for Rock of Ages's shareholders over time. We are focused on increasing cash flow from operations and expanding our integrated retail distribution network to its full potential as a sustainable growth business. We made considerable progress toward our goal in 2001.

SHAREHOLDE

Retail

You may be surprised when I say that Rock of Ages had very good financial results for 2001. How could anyone characterize reported net income of just $432,000, or $0.06 per share, a good result? Well, in 2001 our retail operations reported revenue of $43.2 million. This compares to retail revenue of zero in 1996, $1.8 million in 1997 and $18.6 million in 1998. While we did not acquire any retailers or open any new stores in 2001, our retail revenue rose 6.2% between 2000 and 2001. At 59%, retail gross margin for 2001 reached our long-term objective. Retail operating income tripled from $900,000, or about 2% of sales, in 2000 to $2.9 million, or about 7% of sales, for 2001. Store-level operating income was at about 12% of sales for 2001, bringing us within striking range of our 15%-plus store-level target. As we now resume the build-out of our retail operations through new store openings and acquisitions, the $2.3 million of retail overhead expenses reflected in retail operating income will be spread over a larger and larger store-level earnings base, providing us with important earnings leverage in our retail group in the future.

We have always seen our retail distribution system as Rock of Ages's growth engine. After a couple of difficult years, during 2001 we validated the profit potential of this business model. Congratulations are in order for John Forney and his entire retail group for this great improvement and the very positive outlook it brings for our future as memorial retailers. There is, of course, more to do to improve our retail performance and refine our growth model. Our experience has helped us understand the correct price that we should pay to acquire retailers, given the costs we incur to implement our brand program and our store upgrades. We also learned that opening new stores in leased facilities is a viable lower-cost investment alternative that must be weighed carefully against the benefits of acquiring an established memorial retailer with an existing customer base.



New Hampshire Law Enforcement Officers Memorial *Concord, New Hampshire*

We plan to open new stores and resume our acquisition program in 2002. Our goals are to open four new stores and complete two or three acquisitions of established retailers. The number of acquisitions will depend almost entirely on our ability to buy the business at prices that provide us with an acceptable return on our investment. It has been almost two years since we acquired a memorial retailer, and 2002 will provide an initial indication of the acquisition levels we can expect under our current price parameters as we restart our retail growth program.

I will briefly discuss our cemetery operations in Kentucky at this point since they were acquired early in 2001 as an adjunct to our Keith Monument retail operations in that state. One does not buy a business at a bankruptcy auction and expect it to become a major profit contributor in the first year. This acquisition was no exception. But thanks largely to a loyal and skilled administrative staff at the Louisville cemetery headquarters, our new computer information systems are now in place, and we are satisfied that our finance and administrative matters are in order. We are now fully integrating what were separate cemetery and retail memorial sales functions at each of our sixteen cemetery locations and completing the layouts for the new granite upright sections in the last of the acquired cemeteries.

We believe that opening new cemetery sections for upright granite memorials, marketing those lots to consumers who already own lots for flush markers and selling upright granite memorials should have a very positive impact on our Kentucky retail operations. 2002 will provide us with the first real test of this business model.

Quarries

Jon Gregory and his team led our quarry operations to another great year with sales up 12% and about a 1% increase in the gross margin to 44%. Gross profit in the quarries grew by $1.5 million, or 15%. Operating income grew more slowly than gross profit because of about a $1 million increase in selling, general and administrative expenses in quarrying caused primarily by significant legal fees related to an arbitration claim instituted in 1999 by a European customer. These legal fees are expected to continue in 2002 as the company vigorously disputes this claim that we believe to be totally without merit.

Growth in our quarry operations is primarily driven by growth of the worldwide market for granite and increasing output from our existing quarries. We continue to actively search for quarry acquisition opportunities in North America and elsewhere in the world, but the number of good opportunities is quite limited. We have adequate credit facilities in place to quickly take advantage of opportunities when they do occur. Acquiring additional granites to sell to new and existing customers remains an important goal for Rock of Ages. To increase our customer base, we also have expanded our international granite block sales efforts.



Rock of Ages Quarry *Barre, Vermont*

Manufacturing

The Company's only really poor results for 2001 were in our manufacturing operations. Manufacturing revenue declined as expected, to $22.2 million for 2001 from $27.2 million for 2000, and operating income in 2001 was about $500,000 less than it was in 2000. However, we had expected about a $1 million improvement in operating income, not a decline. One culprit was much poorer-than-expected productivity in our Barre plants. Donald Labonte, who was most recently the president of our Canadian operations and began his manufacturing career with us as a union worker in our Canadian plant, became the chief operating officer of our manufacturing operations on January 1, 2002. Among other tasks, Donald's goal is to improve productivity in our Barre plants. He will report to John Forney, the chief operating officer of our memorials division, which encompasses our retail and manufacturing operations.

But by far the biggest impact on reported earnings in our manufacturing division was our strategic decision in the spring of 2001 to dispose of four manufacturing facilities. Of the $2.5 million ($0.33 per share) loss on sale of assets in 2001, $2.3 million reflected the sale of the four manufacturing plants during the year. We also sold our Elberton quarries as a part of our divestment program.

Why did we sell these manufacturing facilities when we could have continued selling generic memorials to the entire marketplace and reporting larger manufacturing revenues and higher manufacturing profits? The answer is that these asset sales corrected a strategic mistake we made in 1996 and 1997 when we invested in increased manufacturing capacity.

At that time we thought that increasing our manufacturing capacity and retail customer base would broaden our branded product offerings, expedite our retail integration, enhance our cash flow and deliver a superior return on our investment. We were wrong on all counts. At its peak the Elberton product line accounted for less than 10% of sales, and the expanded customer base, which included many retailers not authorized to sell Rock of Ages branded products, delayed rather than expedited our retail integration. We had too much money invested in manufacturing relative to the earnings potential of the business, and we earned a particularly poor return on our investment in Elberton. In hindsight, which is always wonderfully revealing, when we bought these plants we had not yet made the transition from a "manufacturing mentality" to a "retailing mentality," which led us to mistakenly invest far more in capacity than necessary to become an integrated retailer.

By selling these plants, we freed almost $12 million in cash between proceeds of the sales and the elimination of continued investments in inventory, accounts receivable and other assets required to maintain these facilities. We also significantly reduced selling, general and administrative expenses in manufacturing. Our memorial manufacturing operations now are focused exclusively on the needs of our owned and independently-owned authorized Rock of Ages retailers (with the exception of large memorials wholesaling for more than $5,000, which we continue to sell to anyone). As a result, we expect earnings from our manufacturing operations to significantly improve in 2002 even though revenue from this division is expected not to increase in 2002 and may decline somewhat.





Saratoga County Veterans Memorial
Schuylerville, New York

We have made the transition to a retailing mentality from our historical manufacturing mentality, and we now see the manufacture of memorials as a sourcing rather than a manufacturing decision. When we need them, we can always buy commodity memorials manufactured by others on the right terms and conditions because we are now the largest retailer of granite memorials in the country. Rock of Ages is unsurpassed in its ability to manufacture highly personalized branded memorials to the highest quality standards, so this is where we will focus our manufacturing efforts in the future.

Accounting and Cash Flow

Accounting is in the spotlight today more than ever before. We believe in full disclosure in accordance with Generally Accepted Accounting Principles (GAAP) to ensure that financial results are reported on a consistent basis by all companies. We follow that approach scrupulously. Last year I highlighted the importance of segment information. I encourage you to examine this information closely on page 45 of this annual report. This year I want to focus on cash flow and goodwill.

Before the $2.5 million loss on sale of assets, Rock of Ages reported earnings before interest and taxes (also known in the trade as EBIT, or operating income) of $6.3 million, an increase of about 7% over EBIT of $5.9 million reported in 2000. This is the point where the accounting gets interesting. The entire $2.5 million loss on the sale of assets was "goodwill," which arises any time that you buy a business for more than the value of its tangible assets less its liabilities. Until December 31, 2001, GAAP required the amortization of goodwill over a period of years to reduce the value of the goodwill over time and therefore the investment in the business. While the amortization of goodwill is deducted from earnings for GAAP ("book") purposes, it is not deductible for federal income tax purposes.

As a result, for book purposes our reported operating income before interest and taxes was reduced by $2.5 million to $3.8 million, compared to operating income of $5.9 million reported in 2000, and pre-tax income was reduced to $2.0

million for 2001 compared to $3.8 million for 2000. But because the goodwill loss is not deductible for tax purposes (in fact, for tax purposes we had a taxable gain on the sale of assets), our income taxes for 2001 actually increased to $1.6 million compared to $1.3 million for 2000. This means that our tax rate for 2001 was 79% of reported pre-tax income! Without the reported losses our tax rate would have been about 30%, and our reported net income would have increased 28% to about $3.2 million, or $0.42 per diluted share, compared to $2.5 million, or $0.33 per diluted share, for 2000. This exercise is a painful reminder of the costs of buying for the long-term but selling in the short-term.

Cash flow for 2001 was very strong. Net cash provided by operating activities was $11.6 million compared with $4.6 million for 2000. Combined with net cash proceeds of $3.3 million received in 2001 from the sale of non-core operations, we were able to reduce our interest-bearing debt by almost $11 million from $29.7 million at the beginning of the year to $18.9 million at the end of the year. The sale of the last manufacturing plant closed shortly after the end of 2001, and we received $2.3 million of cash proceeds from that final plant sale which was also applied to reduce debt. Our debt is now lower than it was in 1984. We are in a very strong financial position to carry out our growth plan.

The Outlook for 2002

The Financial Accounting Standards Board (FASB), the organization that sets the rules for GAAP accounting, changed the rules regarding goodwill accounting beginning in 2002 by eliminating the deduction for goodwill amortization. It also changed the computation methods for determining whether a company is required to take an impairment charge for goodwill. Based on the old method, as of December 31, 2001, Rock of Ages was not able to take an impairment charge for goodwill under GAAP. One day later, however, under the revised accounting rules, we were allowed to write off essentially all $34 million of goodwill still on our balance sheet. Alternatively, under the new rules we could elect to keep most of it in place with optimistic future earnings assumptions.

The correct decision from my perspective as the largest shareholder was to simply write off essentially all of the goodwill in the first quarter of 2002, and this is what we have done. The elimination of goodwill effective March 31, 2002, will reduce shareholders' equity as reported on December 31, 2001, by about $34 million to about $55 million, and will reduce



Charles E. Shelton War Memorial
Owensboro, Kentucky

reported book value per share on that date from about $11.50 to about $7.10. But by eliminating a large non-cash expense, the elimination of the amortization of goodwill also will have the effect of adding approximately $0.10 per diluted share to our reported net earnings in 2002 and beyond.

Why did we decide to write off essentially all goodwill on our balance sheet? First, the price of our stock has been below book value per share for three years, and below tangible book value (stockholders' equity minus intangibles like goodwill divided by shares outstanding) for 30 months. Therefore, the market says the goodwill on our books has no value. Second, the write-off has no impact on tangible book value, which at about $7.10 per share remains about 20% above our $6.00 trading price on NASDAQ as this is written. Third, we end up with the cleanest balance sheet in the death care industry with no possibility of a future impairment charge on that goodwill. Fourth, since 1984 our covenants with lenders have always been based on tangible book value, and the write-off has absolutely no impact on our loan covenants or our credit facilities.

We are confident that 2002 will be another year of operating improvement for Rock of Ages. We are also more confident than ever that our retail model will work successfully as we grow. Our goal is to continue building our retail business and achieve overall earnings increases of 20% or more per year. We currently expect total revenue for 2002 of approximately $95,000,000 and earnings in the range of $0.60 to $0.65 per diluted share.

The principal questions we face in 2002 are how quickly can we rebuild our acquisition pipeline and how many retail operations can we acquire within our lowered price parameters? Our estimates for 2002 include no incremental earnings from new stores or acquisitions. While we plan to open four new stores this year and expect to make one or two acquisitions, our current earnings projections are based on the conservative assumption that new or acquired retail stores will have no material positive or negative impact on earnings this year.

continued

Philosophical Musings



In the past our philosophical musings relied on the writings of people who lived more than a thousand years ago. This may be too old-fashioned for some of you in today's high technology era. So for a change of pace, this year we turn to an author who many believe published his first article in the Muscatine, Iowa, *Tri-Weekly Journal* in the early 1850s. The first article actually signed with his initials was published in St. Louis on February 28, 1855, and contained this passage:

> *A Thespian Society, called the Young Men's Dramatic Association, have played once or twice lately at the Varieties Theatre. I saw them play "The Merchant of Venice." I had always thought that this was a comedy, until they made a farce of it.*[1]
>
> *S.L.C.*

S.L.C. — Samuel Longhorne Clemens, better known as Mark Twain — was born in Florida, Missouri, on November 30, 1835, but spent his formative years in Hannibal, Missouri, on the Mississippi River. Samuel was only 12 when his father died. He left school to become a printer's apprentice and earned his stripes as a printer. But following his boyhood dream, he later returned to the Mississippi and became a riverboat pilot.

The pen name Mark Twain reflected Clemens's love for riverboats. This is the principal reason I chose to focus on him this year. In those days, the "leadmen" on a riverboat would test the river's depth with lead lines, calling out the depth each time. The call "mark twain" meant two fathoms of water, which to a riverboat pilot signaled the beginning — or the end — of safe water of a sufficient depth for the beautiful paddle-wheeled river boats of the time.

If you've read these philosophical musings before (and I forgive you if you haven't, because there are over 286 million people in the U.S. who haven't read them, including many of our shareholders), you know that I find special significance in the phrase mark twain. If you have never been on a river before, and if the first measurement is mark twain, how do you know if you are entering safe water or dangerous water before you take the next measurement?

Twain was captured by Union soldiers within weeks of joining the Confederate Army during the Civil War. He escaped and headed west to Nevada and beyond, launching a career as one of the most important writers, lecturers, humorists, editors and world travelers this country has ever produced. He was also an investor in technology (primarily a machine to improve print setting), and lost essentially all of his money in the process. This was hardly Twain's only personal tragedy: three of his four children predeceased him (all before reaching the age of 25), as did his spouse.

Here is my posthumous interview with Mark Twain, using direct quotes from him spoken or written more than 90 years ago:

Swenson: I am honored to interview you, sir, one of history's most thoughtful and humorous men. We are fortunate that your words are still available to us. What is it like to be dead?

Twain: While you are asleep you are dead, and whether you stay dead an hour or a billion years, the time to you is the same.

Swenson: That's an interesting way to look at it. The theme of our annual report this year is "remember." We are in the business of remembering lives and events with our granite memorials, so the word means a lot to us. What does the word bring to your mind?

Twain: When I was younger, I could remember anything, whether it happened or not, but my faculties are decaying now, and soon I shall be so I cannot remember any but things that never happened.

Swenson: You maintained your sense of humor through good times and bad. Last September terrorists killed more than 3,000 innocent people in New York City. You spent a lot of your later years there. How do you react to the tragedy?

Twain: Man is the only animal that deals in that atrocity of atrocities — war. The size of a misfortune is not determinable by an outsider's measurement of it, but only by measurements applied to it by the people specially affected by it. The king's lost crown is a vast matter for the king, but of no consequence to the child. The lost toy is a great matter to the child, but in the king's eye it is not a thing to break a heart about.

[1] It would be totally inappropriate not to acknowledge that (1) Ken Burns's recently released documentary of the life of Mark Twain played a big role in bringing him to the forefront of my mind for this section, and (2) www.twainquotes.com made it possible to quickly locate Mark Twain's well-known and lesser known quotes. This latter source is a veritable gold mine for anyone looking for pithy quotes on just about any subject. All of Mark Twain's quotes used here, and the references to the sources from which they are drawn, are found on that web site.

Swenson: You suffered significant losses on investments in the technology sector of your day. What is your advice to investors regarding speculative investing?

Twain: There are two times in a man's life when he shouldn't speculate: when he can't afford it, and when he can.

Swenson: We're in the midst of a major accounting scandal that started with a now-bankrupt company called Enron and spilled over to other companies. In the scheme of the world, how do you view financial scandals like this?

Twain: We could use up two eternities in learning all that is to be learned about our own world and the thousands of nations that have arisen and flourished and vanished from it. Mathematics alone would occupy me eight million years.

Swenson: Our company learned a lot of tough lessons in Elberton, Georgia. We were trying to reduce the seasonality of our business caused by the cold weather in the northern part of the country. Do you think divergent cultures caused the problem?

Twain: When a person is used to 138 in the shade, his ideas about cold weather are not valuable.

Swenson: There's a lot of talk of all kinds of reforms these days. How successful do you think this will be?

Twain: It is not worthwhile to try to keep history from repeating itself, for man's character will always make the preventing of repetitions impossible.

Swenson: That's true; history does seem to repeat itself even within Rock of Ages. We hire bright young people who make the very same mistakes we made when we were young. Maybe we don't teach them as well as we should and don't want to micro-manage them too much?

Twain: Life would be infinitely happier if we could only be born at 80 and gradually approach 18.

Swenson: But you didn't live until 80; you only made it to 74. Do you think your life was cut short because you smoked so much? You have a cigar in hand in most of the pictures I've seen of you.

Twain: As an example to others, and not that I care for moderation myself, it has always been my rule never to smoke when asleep, and never to refrain while awake.

Swenson: Smoking and other unhealthy habits are definitely frowned upon today. People seem to think that a long life is a happy life. What do you think?

Twain: When a man stands on the verge of 72, you know perfectly well that he never reached that place without knowing what life is — heartbreaking bereavement.

Swenson: Like September 11, and the personal nature of life, death and grief you mentioned earlier. Our industry really is the bereavement industry, although today they call it the death care industry. What are your views on the industry?

Twain: There's one thing in this world that isn't ever cheap. That's a coffin. There's one thing in this world which a person won't take pine if he can go walnut, and won't take walnut if he can go mahogany; and won't take mahogany if he can go an iron casket with silver plate and bronze handles. That's a coffin. Undertaking? Why, it's the dead — surest business in Christendom, and the nobbiest.

Swenson: We're in the memorial side of the business. What's your view on personalized memorials?

Twain: Epitaphs are cheap, and they do a poor chap a world of good after he is dead, especially if he had hard luck while he was alive. I wish they were used more.

Swenson: So do we. We also encourage people to buy a cemetery lot and a memorial before they need it although we haven't been as successful as we'd like yet. Why do you think that is the case?

Twain: People all say "how hard it is that we have to die," a strange complaint from the mouths of people who have had to live. A thing long expected takes the form of the unexpected when it arrives.

Swenson: You had your share of personal tragedy with three of your children and your wife dying before you.

Twain: But such is human life — here today and gone tomorrow. A dream — a shadow — a ripple on the water — a thing for invisible gods to sport with for a season and then toss idly by — idly by. It is rough.

Swenson: Could you read us the last verse of Robert Richardson's poem "Annette" as you modified it to put on your daughter Olivia Susan Clemens's memorial in the family plot at Woodlawn Cemetery in Elmira, New York?

Twain: *Warm summer sun shine kindly here*
Warm southern wind blow softly here
Green sod above, lie light, lie light.
Good night, dear heart,
Good night, good night.

Swenson: Thank you, sir, for this interview.

Twain: I think the very poorest article I ever wrote was better worth reading than any interview with me that was ever published.

I feel confident that the few readers who have made it this far have found Mark Twain's answers in this letter far more interesting than anything I contributed to it. Thanks, as always, for your interest in and support of Rock of Ages.

Sincerely,

Kurt M. Swenson

Kurt M. Swenson, Chairman and CEO

Business Review

General

Rock of Ages Corporation ("Rock of Ages" or the "Company") was founded in 1885 and is an integrated granite quarrier, manufacturer and retailer whose principal product is granite memorials used primarily in cemeteries. The Company believes that it is the largest quarrier, manufacturer and retailer of finished granite memorials and granite blocks for memorial use in North America, based on revenues. The Company owns and operates 11 active quarry properties and six manufacturing and sawing facilities in North America, principally in Vermont and the Province of Quebec. The Company markets and distributes its memorials on a retail basis through approximately 102 Company-owned retail sales outlets (including sales outlets located at certain cemeteries owned by the Company located in the state of Kentucky) in 14 states. The Company also sells memorials wholesale to approximately 65 independent authorized Rock of Ages retailers in the United States and Canada. The Company markets its memorials at four quality and price points under four separate brand names: Rock of Ages Signature, Rock of Ages Sealmark, Golden Rule by Rock of Ages and Stone Eternal by Rock of Ages. The Company also sells non-branded memorials. The Company believes the Rock of Ages trademark is one of the oldest and best-known brand names in the granite memorialization industry. The Company actively promotes its brand names and places a seal bearing the brand name on each branded memorial. All Rock of Ages branded memorials are supported by a perpetual warranty with varying levels of coverage, depending on the brand.

The Company acquired 16 cemetery properties and one memorial retailer located in the state of Kentucky on January 2, 2001. The Company paid a total aggregate purchase price of approximately $7.5 million for the Kentucky cemeteries and retailer acquired in 2001, $6.8 million of which was paid in cash and the remainder payable in installments through 2004.

The Company sold two of its Georgia quarries in 2001 and four of its non-core manufacturing facilities in 2001 and early 2002. The Company sold an idled saw plant in Barre, Vermont, in August 2001 for a cash purchase price of $300,505. The Company sold its Royalty/Berkley and Millstone quarries in Georgia in October 2001 for a total cash purchase price of $2,250,000. The Company sold its Southern Mausoleums manufacturing facility ("SMI") located in Elberton, Georgia, in August 2001 for a total sale price of $840,000, payable in kind through the supply of diamond tools and segments pursuant to a supply agreement. The Company sold its Childs & Childs manufacturing facility ("Childs") located in Elberton, Georgia, in October 2001 for a total sale price of $1,800,000, of which $1,000,000 was received in cash at the closing and $800,000 is payable pursuant to the terms of a promissory note delivered by the buyer at the closing. Commissions and closing costs of $287,467 were paid on these sales.

Finally, the Company sold its Lawson manufacturing plant located in Barre, Vermont, in January 2002 for a total sales price of $2,550,000, of which $2,300,000 was paid at closing and $250,000 is payable pursuant to the terms of a promissory note delivered by the buyer at the closing. Each of the above divestitures was completed to allow the Company to focus its resources on building and expanding the Company's profitable quarry operations and branded memorial retail distribution system and to increase the profitability of its manufacturing operations.

The Company has operations in four business segments: quarrying, manufacturing, retailing and cemeteries. Included within the business segments are operations that are unincorporated divisions of Rock of Ages and others that are separately incorporated subsidiaries. Financial information by business segment and geographic area is incorporated herein by reference to Note 14 to the Consolidated Financial Statements of the Company. In addition, information regarding the revenues of each business segment is incorporated herein by reference to "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional information regarding each business segment and Rock of Ages in general is set forth below.

Growth Strategy

The Company seeks to expand the scope and profitability of its operations through a growth strategy that focuses on forward vertical integration into retailing, thereby enabling the Company to move closer to the ultimate customer. The principal elements of the growth strategy include the following:

- Expansion of Company-Owned Retail Network. The Company anticipates that it will continue to expand its Company-owned retail network by selectively acquiring independent granite memorial retailers and by opening new retail stores in selected markets in North America. By expanding its Company-owned retail network, the Company believes that it will capture the higher margins (relative to quarrying and manufacturing margins) that have historically existed at the retail level. Where appropriate, the Company may also acquire cemetery properties that have the potential of expanding sales of its granite memorials.

- Increased Emphasis on Branded Sales to Independent Authorized Dealers. The Company will seek to increase sales of branded products to independent authorized Rock of Ages retailers that are current or potential customers of the Company in furtherance of its efforts to build an integrated retail network consisting of Company-owned and independent, authorized Rock of Ages retail outlets that sell the Company's brands.

- Brand Enhancement. The Company believes that the Rock of Ages brand is one of the best-known brand names in the memorial industry. The Company anticipates that it will, as a part of building its integrated network of Company-owned retailers, continue to increase promotion of and advertising expenditures on the Rock of Ages brand and other proprietary brands sold at its Company-owned retail outlets and independent authorized Rock of Ages dealers.

☐ Strategic Alliances with Funeral Homes and Cemeteries. The Company has formed and anticipates that it will continue to pursue strategic alliances with funeral home and cemetery owners, including consolidators, to sell granite memorials in cooperation with them, in order to increase both pre-need and at-need sales of granite memorials.

☐ Selected Acquisitions of Quarries. While the Company owns or controls many of the highest quality granite quarries in North America, the Company will continue to explore the possibility of acquiring selected granite quarriers in North America and internationally to assure that it will continue to have the colors and grades of granites sought by retail purchasers of granite memorials in North America, as well as granites for other uses.

☐ Other Product Line Enhancements. The Company intends to continue to expand and enhance its memorial product lines in color, design and style. The Company's objective is to provide a full range of memorials available at various price ranges.

Products

The Company's principal products may be classified into three general product lines: granite quarry products, manufactured granite products and non-granite memorials. The principal raw material for both granite product lines is natural granite as it comes from the ground with the primary difference between the product lines being the extent of the processing or manufacturing of the granite.

Granite Quarry Products. The principal quarry product sold by the Company is granite blocks, the raw material of the dimension granite industry. These blocks are extracted from quarries in various sizes through a drilling, blasting and wire-sawing process in the quarry. The range of block sizes is large, but most manufacturers of granite memorials and other products generally require minimum dimensions of height, width and length to maximize the efficiency of their block-sawing equipment in meeting the required dimensions of the finished product. Granite blocks are normally sold in heights from 2'6" to 5', widths of 3' to 5', and lengths from 7' to 10'. These blocks typically weigh between 20 and 30 tons.

Granite differs from deposit to deposit by color, grade and/or quality. Rock of Ages owns, quarries and sells blocks of (i) gray granites from its Barre, Vermont, and Stanstead, Quebec, quarries, (ii) black granite from its American Black quarry in Pennsylvania, (iii) pink granites from its Laurentian Pink quarry in Quebec and its Salisbury Pink quarry in North Carolina, (iv) white granites from its Bethel White quarry in Vermont and its Gardenia White quarry in North Carolina, (v) brownish red granite from its Autumn Rose quarry in Oklahoma and (vi) grayish pink granites from its Kershaw and Coral Gray quarries in South Carolina.

The Company sells granite blocks for memorial, building and other uses. While each of the quarries owned by the Company sells granite for memorial use and for building use, the output of the Bethel White quarry, the Gardenia White quarry and the Salisbury Pink quarry are primarily sold and used for building granite use outside North America, and the output of the other quarries is primarily used for memorials in North America. The Company distributes Salisbury Pink, Bethel White, Gardenia White and other owned granites outside North America using its own sales personnel, commissioned agents and stocking distributors.

Granite blocks sold by the Company in North America are sold by a quarry sales force. The Company's quarry sales force markets and advertises its granite blocks in various trade publications and by attending various trade shows in North America. Outside of North America, the Company generally sells to the user or independent distributors who buy blocks from the Company and resell them. This includes Rock of Ages Asia, a 50% Company-owned corporation.

Other quarry products include waste pieces not of a shape or size suitable for manufacturing which are sold for riprap for embankments, bridges or piers, and for other uses. In various quarries the Company has arrangements with crusher operators who operate on or near the Company's quarries and sell crushed stone. The revenues and profits of these operations are not material. The Company has no marketing and advertising programs for these other quarry products.

Manufactured Products. The principal manufactured product of Rock of Ages is granite memorials, which are sold to retailers of granite memorials, including Company-owned outlets, and substantially all of which are placed in cemeteries in remembrance of the life of a person or persons. The memorials sold by the Company encompass a wide range of granites, including granite blocks purchased from others, as well as a wide range of sizes, styles and shapes ranging from small, inexpensive markers set flush to the ground, to very elaborate and expensive personal mausoleums of larger sizes available at various price ranges. The broad classifications of granite memorials used by the industry are generally markers, hickeys, slants, standard uprights, estate uprights, pre-assembled mausoleums and conventional mausoleums. From time to time memorial retailers or others order granite products such as benches, steps and other products that may or may not be for cemetery use. These are classified by the Company as memorial sales.

The Company is widely recognized for the personalized granite memorials it produces and the very large memorials it can produce. It has made memorials as large as 35 feet in length from one block of granite, including a full-size granite replica of a Mercedes Benz automobile.

The Company's granite memorials are sold to retailers by the Company's memorial sales force which regularly speaks with customers by phone and makes personal visits to customers. The Company provides various point-of-sale materials to its owned and independent authorized Rock of Ages dealers. The Company also advertises in various trade publications.

The Company also manufactures certain precision granite products, which are made along with memorials at the Company's Barre, Vermont, plant. These products include surface plates, machine bases, coordinate measuring devices and other products manufactured to exacting dimensions. These products are sold to the manufacturers of precision measuring devices or end users. Precision products are sold by a precision products sales force which phones or visits customers. The Company does little or no advertising of its precision products.

Retail Products. The Company's retail division markets and sells granite, bronze and marble memorials primarily to consumers. The Company currently owns and operates approximately 102 retail outlets in 14 states. The granite memorials sold at retail also vary widely and are of the same types as those manufactured by the Company. The Company's retail operations utilize a retail sales force which markets and sells memorials through phone calls and direct meetings with customers in their homes and at retail sales offices. The Company advertises and promotes retail sales through direct mail material, yellow page listings and newspaper advertising. The Company's retail sales outlets are positioned to sell branded and unbranded memorials at all price points and qualities.

Cemetery Products. The Company's cemetery division markets and sells cemetery lots and funeral services such as grave openings and closings. The cemetery division also markets and sells cemetery merchandise such as vaults, bronze markers and niches in community mausoleums at some of its cemeteries. The cemetery division has opened sections in some of its cemeteries which allow the placement of upright granite memorials. Sales of upright granite memorials are handled either by cemetery sales personnel who have been trained to sell such memorials, or by sales personnel from a nearby Company-owned retail store.

Manufacturing and Raw Materials

The Company quarries and manufactures granite in the United States and Canada at the locations detailed in the section below titled "Properties." The Company also outsources the manufacturing of certain memorial products pursuant to supply agreements with other manufacturers. In 2001, the Company acquired new equipment for certain of its quarries and plants. There were no plants acquired or material additions to plants in 2001. Management believes that the Company's manufacturing and quarrying capacity, together with its manufacturing outsourcing arrangements, is generally sufficient to meet anticipated production requirements for the foreseeable future.

The most significant raw material used by the Company in its manufacturing operations is granite blocks primarily from the Company's quarries. The Company has an adequate supply from its quarries for its manufacturing operations. The Company also purchases certain colors of granite, primarily red and black, from other quarriers. The Company believes there is an adequate supply of memorial granite available from its quarries and quarries owned by others for the foreseeable future.

Significant supplies used by the Company in its manufacturing operations include industrial diamond segments for saw blades and wires, drill steel, drill bits and abrasives. There are a number of sources for these supplies at competitive prices.

The Company had manufacturing backlogs of $11.5 million as of December 31, 2001, and $8.5 million as of December 31, 2000. These backlogs occurred in the normal course of business. The Company does not have a material backlog in its quarrying operations. The Company had retail backlogs of $10.5 million as of December 31, 2001, and $12.4 million as of December 31, 2000. The Company expects that substantially all of the backlog orders will be filled during the 2002 fiscal year.

The Company does not normally maintain a significant inventory of finished manufactured products in anticipation of future orders in its manufacturing operations. The Company does maintain a significant inventory of memorials for display and delivery purposes at its retail operations. Approximately 75% of the Company's manufactured product orders and retail orders are delivered within two to twelve weeks, as is customary in the granite memorial industry. The delivery time depends on the size and complexity of the memorial. The Company does accumulate inventory of granite blocks from September through December in preparation for the winter months when its northern quarries are inactive.

Because the Company's Barre quarries are closed from mid-December through mid-March, in December each year the Company provides special 90-day payment terms at these quarries for all blocks purchased in the month of December. Customers' manufacturing plants generally remain open during most of this period, and most customers prefer to ensure they own blocks of a size and quality selected by them prior to the closure. All blocks purchased from the Company's Barre quarries in December on deferred payment terms are invoiced on or about December 31 and removed from the Company's inventory with title passing to the buyer.

Payment terms are one-third of the invoice amount on January 15, one-third on February 15, and one-third on March 15. This program provides essentially the normal 30-day payment terms during the months when the Barre quarries are closed, notwithstanding the customer's purchase of a three-month supply in December. Customers need not use these terms and may buy from inventory during the closure period on a first-come, first-served basis with normal 30-day terms.

Research and Development

The Company does not have a research and development department for any of its products. The Company regularly conducts market research, as well as research on new product designs and on equipment to improve the Company's technology. These activities are not separately accounted for as research, and the Company had no expenditures classified for financial reporting purposes as research in 1999, 2000 or 2001.

Competition

The granite memorial industry is highly competitive. The Company competes with other granite quarriers and manufacturers in the sale of granite blocks on the basis of price, color, quality, geographic proximity, service, design availability and availability of supply. All of the Company's colors of granite are subject to competition from granite blocks of similar color supplied by quarriers located throughout the world. There are approximately 140 manufacturers of granite memorials in North America. There are also manufacturers of granite memorials in India, South Africa, China and Portugal that sell finished memorials in North America. The Company competes based upon price, breadth of product line and design availability as well as production capabilities and delivery options. The Company's quarrying and manufacturing competitors include both domestic and international companies, some of which may have greater financial, technical, manufacturing, marketing and other resources than the Company. Additionally, foreign competitors of the Company may have access to lower cost labor and better commercial deposits of memorial-grade and other granite, and may be subject to less restrictive regulatory requirements than the Company. Companies in South Africa, India, China and Portugal also manufacture and export finished granite memorials into North America.

The competition for retail sales of granite memorials faced by the Company's retail outlets is also intense and is based on price, quality, service, design availability and breadth of product line. Competitors include funeral home and cemetery owners, including consolidators, which have greater financial resources than the Company, as well as approximately 3,000 independent retailers of granite memorials located outside of cemeteries and funeral homes.

Patents, Trademarks and Licenses

The Company holds a number of domestic and foreign patents, trademarks and copyrights, including the original registered trademark "Rock of Ages" which the Company first registered in 1913. The Company believes the loss of a single patent, trademark or copyright, other than the "Rock of Ages" trademark, would not have a material adverse effect on the Company's business, financial condition or results of operations.

Employees

As of December 31, 2001, the Company had approximately 897 employees.

The Company's collective bargaining agreements with the Granite Cutters Association and the United Steelworkers of America, respectively, which together represent approximately 322 of the Company's employees, expire on April 25, 2003.

Seasonality

Historically, the Company's operations have experienced certain seasonal patterns. Generally, the Company's net sales are highest in the second quarter and lowest in the first quarter of each year due primarily to weather. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations-Seasonality."

Regulation and Environmental Compliance

The Company's quarry and manufacturing operations are subject to substantial regulation by federal and state governmental statutes and agencies, including OSHA, the Mine Safety and Health Administration and similar state and Canadian authorities. The Company's operations are also subject to extensive laws and regulations administered by the EPA and similar state and Canadian authorities for the protection of the environment, including those relating to air and water quality and solid and hazardous waste handling and disposal. These laws and regulations may require the Company to fund remedial action or to pay damages regardless of fault. Environmental laws and regulations may also impose liability with respect to divested or terminated operations even if the operations were divested or terminated many years ago. In addition, current and future environmental or occupational health and safety laws, regulations or regulatory interpretations may require significant expenditures for compliance which could require the Company to modify its operations. The Company cannot predict the effect of such laws, regulations or regulatory interpretations on its business, financial condition or results of operations. The Company expects to be able to continue to comply, in all material respects, with existing laws and regulations.

Forward-Looking Statements

Certain statements in this Annual Report, and other oral and written statements made by the Company from time to time, are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that discuss strategies, goals, outlook or other nonhistorical matters, or projected or anticipated revenues, income, returns or other financial measures. These forward-looking statements are subject to numerous risks and uncertainties that may cause actual results to differ materially from those contained in such statements. These risks and uncertainties include the ability of the Company to continue to identify suitable retail acquisition candidates, to consummate additional retail acquisitions on acceptable terms and to successfully integrate the operations of such acquired entities.

Other factors and assumptions that could generally cause the Company's actual results to differ materially from those included in the forward-looking statements made herein include the effects of general economic conditions in the United States or abroad, changes in competitive market conditions, changes in the Company's business strategy or an inability of the Company to implement its growth strategy due to unanticipated changes in general economic conditions, the Company's ability to negotiate collective bargaining agreements, competitive market conditions or other factors, demand for the Company's products and the sufficiency of the Company's production capacity to meet future demand for its products. Other factors and assumptions not identified above were also involved in the derivation of the forward-looking statements contained in this Annual Report, and such other factors and the failure of such other assumptions to be realized, may also cause actual results to differ materially from those projected. The Company assumes no obligation to update these forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Properties

The Company owns the following quarry and manufacturing properties:

Property		Function
VERMONT		
Barre	Quarry Properties	
	E. L. Smith Quarry	Quarrying of dimensional Barre Gray granite blocks
	Adam-Pirie Quarry	Quarrying of dimensional Barre Gray granite blocks
	Manufacturing Properties	
	Associated Saw Plant*	Finished product storage
	Rock of Ages Manufacturing Plant	Manufacturing of memorials
	Press Roll Production Plant	Manufacturing of granite press rolls
	Rock of Ages Saw Plant #1	Slabbing of granite blocks
	Lawson Production Plant**	Slabbing of granite blocks and memorials production facility
Bethel	Quarry Properties	
	Bethel Quarry	Quarrying of dimensional Bethel White granite blocks
GEORGIA		
Madison County	Quarry Properties	
	Royalty/Berkeley Quarries*	Quarrying of dimensional Royalty Blue and Berkeley Blue granite blocks
Oglethorpe County	Quarry Properties	
	Millstone Quarry*	Quarrying of dimensional Millstone Gray granite blocks
Elberton	Manufacturing Properties	
	Southern Mausoleums*	Manufacturing of mausoleums
	Childs & Childs Plant*	Manufacturing of memorials
CANADA		
Stanstead, Quebec	Quarry Properties	
	Stanstead Quarry	Quarrying of dimensional Stanstead Gray granite blocks
Guenette, Quebec	Quarry Properties	
	Laurentian Quarry	Quarrying of dimensional Laurentian Rose granite blocks
Beebe Plain, Quebec	Manufacturing Properties	
	Rock of Ages Manufacturing Plant	Manufacturing of memorials
	Adru Manufacturing Plant	Manufacturing of memorials
PENNSYLVANIA		
St. Peters	Quarry Properties	
	American Black Quarry	Quarrying of dimensional American Black granite blocks
	Manufacturing Properties	
	Saw Plant	Slabbing of granite blocks
NORTH CAROLINA		
Salisbury	Quarry Properties	
	Salisbury Pink Quarry	Quarrying of dimensional Salisbury Pink granite blocks
Rockwell	Quarry Properties	
	Gardenia White Quarry	Quarrying of dimensional Gardenia White granite blocks
OKLAHOMA		
Mill Creek	Quarry Properties	
	Autumn Rose Quarry	Quarrying of dimensional Autumn Rose granite blocks
SOUTH CAROLINA		
Kershaw County	Quarry Properties	
	Kershaw Quarry	Quarrying of dimensional Kershaw granite blocks
Lancaster County	Quarry Properties	
	Coral Gray Quarry	Quarrying of dimensional Coral Gray granite blocks

* Property sold during fiscal 2001. ** Property sold in January 2002.

In addition, the Company owns 102 retail sales outlets and five associated sand blasting facilities in the states of Georgia, Iowa, Illinois, Minnesota, Connecticut, Massachusetts, Rhode Island, Nebraska, New Jersey, Pennsylvania, Ohio, South Dakota, Kentucky and Wisconsin. In certain cases, the Company leases, under customary lease arrangements, the land or other real estate associated with these outlets and facilities. The Company also owns 13 cemeteries in Kentucky.

The following table sets forth certain information relating to the Company's quarry properties. Each of the quarries listed below: (i) is owned by the Company (other than the Kershaw quarry, which is leased with 37 years remaining on the lease); (ii) is an open-pit quarry; (iii) contains granite that is suitable for extraction as dimension granite for memorial or other use; (iv) is serviced by electricity provided by local utility companies (other than the Bethel quarry which is serviced by internal generators); and (v) has adequate and modern extraction and other equipment. The Company presently has no exploration plans.

Quarry	Approximate date of commencement of operations	Prior owner (Date acquired)	Means of access	Total original cost of each property	Net Net saleable recoverable reserves (1) (cubic feet)	Saleable recoverable reserves (years) (2)
E.L. Smith	1880	E.L. Smith Quarry Co. (1948)	Paved road	$ 7,562,676	2,459,534,000	4,918
Adam-Pirie	1880	J.K. Pirie Quarry (1955)	Paved road	$ 4,211,363	984,886,000	6,559
Bethel	1900	Woodbury Granite Company, Inc. (1957)	Dirt road	$ 174,024	76,529,000	382
Royalty/Berkeley (3)	1923	Coggins Granite (1991)	Paved road	$ 2,794,500	6,691,000	67
Millstone (3)	1985	Coggins Granite (1991)	Paved road	$ 1,195,900	5,599,000	55
Stanstead	1920	Brodies Limited and Stanstead Granite Company (1960)	Paved road	$ 505,453	32,563,000	216
Laurentian Pink	1944	Brodies Limited (1960)	Paved road	$ 860,115	3,864,000	51
American Black	1973	Pennsylvania Granite Inc. (1997)	Paved road	$ 2,900,000	14,615,000	97
Salisbury	1918	Pennsylvania Granite Inc. (1997)	Paved road	$ 3,886,592	19,344,000	86
Autumn Rose	1969	Autumn Rose Quarry Inc. (1997)	Paved road	$ 200,000	708,000	21
Kershaw	1955	Pennsylvania Granite Inc. (1997)	Paved road	$ 200,000	591,000	21
Coral Gray	1955	Pennsylvania Granite Inc. (1997)	Paved road	$ 200,000	No estimate	No estimate
Gardenia White	1995	J. Greg Faith Thomas E. Ebans, Sr. David S. Hooker William L. Comolli (1998)	Dirt road	$ 4,633,000	2,602,000	37

(1) Net saleable reserves are based on internal Company estimates, except for the reserves for the E.L. Smith, Adam-Pirie and Bethel quarries, which are based on independent assessments by CA Rich Consultants, Inc., and for the Gardenia White quarry, which are based on an independent assessment by Geomapping Associates.

(2) Based on internal Company estimates using current production levels.

(3) Quarries sold during fiscal 2001.

The estimates of saleable reserves of the Company are based on historical quarry operations, workable reserves in the existing quarries and immediately adjacent areas, current work force sizes and current demand. While quarry operations decrease the granite deposits, the size of the granite deposits in which the Company's quarries are located are large and extend well beyond existing working quarry perimeters. The Company has historically expanded quarry perimeters or opened other quarries in the deposit as necessary to utilize reserves and the Company believes it has adequate acreage for expansions as and when necessary. The Company has no reason to believe that it will deplete its granite reserves at any time in the foreseeable future.

Dimension granite is not considered a valuable mineral or commodity such as gold, nor is it traded on any commodities exchange. The prices charged by the Company to third parties for granite blocks depend on the characteristics such as color of and costs to quarry each granite block. The price per cubic foot currently charged by the Company for its granite blocks is generally comparable to other granite suppliers and typically does not exceed $30.

Legal Proceedings

The Company is a party to legal proceedings that arise from time to time in the ordinary course of its business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company. The only major pending litigation currently outstanding is as follows:

Granite Stone Business International Sàrl (f/k/a Eurimex SA) (Luxembourg) vs Rock of Ages Corporation (USA) ICC Arbitration 11502/KGA/MS. On April 18, 2001, the Company received a Request for Arbitration ("Request") from its former European distributor, Eurimex, S. A. (now known as Granite Stone Business International) in connection with the termination by the Company of the distribution agreement for the Company's Salisbury Pink granite. Eurimex has also claimed compensation in connection with a distribution agreement for the Company's Bethel White granite, which agreement expired by its terms over two years ago. Pursuant to those agreements, the arbitration will take place under the International Chamber of Commerce rules and will be held in Luxembourg.

The Request includes claims by Eurimex that the Company wrongfully terminated the Salisbury Pink and Bethel White agreements. The Request also alleges that the Company violated antitrust laws under the European Community Treaty and United States antitrust laws. Eurimex has alleged that it has suffered damages in excess of $30 million, and will seek to have such damages trebled under U.S. antitrust laws.

The Company denies all of Eurimex's allegations and further states that it believes that Eurimex has engaged in improper or unlawful practices in the sale of the Company's products. The Company has answered Eurimex's Request and has brought certain counterclaims against Eurimex, including a claim for frivolous action. A preliminary scheduling conference was held on October 2, 2001, and jurisdictional issues have been briefed. A second hearing on further procedural issues and jurisdiction was held on March 13, 2002. The Company denies liability and will continue to vigorously defend the claims made by Eurimex in connection with the arbitration and does not believe an unfavorable ruling is probable; however, an unfavorable ruling could have a material adverse effect on the Company.

The Company carries insurance with coverages that it believes to be customary in its industry. Although there can be no assurance that such insurance will be sufficient to protect the Company against all contingencies, management believes that its insurance protection is reasonable in view of the nature and scope of the Company's operations.

Market for the Registrants Common Equity and Related Stockholder Matters

The Class A Common Stock is traded on the Nasdaq® National Market under the symbol "ROAC." There is currently no established public trading market for the Class B Common Stock. The Class A Common Stock commenced public trading on October 21, 1997. The table below sets forth the quarterly high and low sales quotations for the Class A Common Stock for each full quarterly period during fiscal years 2000 and 2001, compiled from information supplied by Nasdaq®. All prices represent inter-dealer quotations without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.

	2000	
	HIGH	LOW
First Quarter	9 1/2	4 1/4
Second Quarter	5 3/4	4 3/16
Third Quarter	6 1/4	3 19/20
Fourth Quarter	6 1/8	4

	2001	
	HIGH	LOW
First Quarter	5 2/5	5 1/5
Second Quarter	5 1/4	5 1/7
Third Quarter	6 1/9	5 6/7
Fourth Quarter	5 2/5	5 1/4

As of March 22, 2002, based upon information provided by the Company's transfer agent, there were 271 record-holders of Class A Common Stock and 27 record-holders of Class B Common Stock, which numbers do not include stockholders who beneficially own shares held in street name by brokers.

The Company has not declared or paid a cash dividend since the Class A Common Stock commenced public trading. The Company does not anticipate paying cash dividends in the foreseeable future, but intends to retain any future earnings for reinvestment in its business. Any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, contractual restrictions and such other factors as the Board of Directors deems relevant.

Recent Sales of Unregistered Securities

The Company made no sales of unregistered securities during fiscal 2001.

Selected Consolidated Financial Data

The selected consolidated historical financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for and as of the end of each of the years in the five-year period ended December 31, 2001, are derived from the consolidated financial statements of the Company, which financial statements have been audited by KPMG LLP, independent certified public accountants ("KPMG"). The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company, including the notes thereto, referred to in "Financial Statements and Supplemental Data."

	Year ended December 31				
	1997	1998	1999	2000	2001
	(U.S. $ in thousands, except per share data)				
STATEMENT OF OPERATIONS DATA:					
Net revenues:					
Quarrying	$ 14,090	$ 19,225	$22,181	$ 22,887	$25,775
Manufacturing	38,336	44,294	37,414	27,183	22,228
Retailing	1,781	18,597	36,933	40,622	43,159
Cemeteries	—	—	—	—	3,143
Total net revenues	54,207	82,746	96,527	90,693	94,305
Gross Profit:					
Quarrying	5,606	8,780	9,973	9,871	11,347
Manufacturing	9,302	10,842	7,791	6,801	5,422
Retailing	1,198	10,799	19,579	22,389	25,461
Cemeteries	—	—	—	—	818
Total gross profit	16,106	30,421	37,344	39,061	43,048
Selling, general and administrative expenses	11,036	20,371	31,241	33,164	36,707
Loss on disposal of assets	—	—	845	—	2,534
Income from operations	5,070	10,049	5,258	5,897	3,807
Interest expense	1,576	511	2,034	2,143	1,758
Income before provision for income taxes	3,494	9,539	3,224	3,754	2,049
Provision for income taxes	849	2,303	1,395	1,291	1,616
Net income before cumulative effect of a change in accounting principle	$ 2,645	$ 7,236	$ 1,829	$ 2,463	$ 433
Net income per share	$ 0.62	$ 0.98	$ 0.22	$ 0.33	$ 0.06
Net income per share assuming dilution	$ 0.53	$ 0.91	$ 0.21	$ 0.33	$ 0.06
Weighted average number of shares outstanding	4,290	7,349	7,509	7,447	7,606
Weighted average number of shares outstanding assuming dilution	4,997	7,984	7,826	7,576	7,676

	As of December 31				
	1997	1998	1999	2000	2001
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 8,637	$ 4,701	$ 4,877	$ 9,501	$ 3,435
Working capital	28,737	26,520	18,386	28,875	16,758
Total assets	93,137	121,893	130,669	135,554	153,793
Long-term debt, net of current maturities	975	12,880	12,620	18,527	323
Stockholders' equity	77,884	85,837	86,382	88,720	89,670

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Rock of Ages is an integrated quarrier, manufacturer, distributor and retailer of granite and products manufactured from granite. The Company also owns and operates cemeteries. The quarry division sells granite blocks both to the manufacturing division and to outside manufacturers, as well as to distributors in Europe and Japan. The manufacturing division's principal product is granite memorials used primarily in cemeteries, although it also manufactures some specialized granite products for industrial applications. The retail division primarily sells granite memorials directly to consumers. The cemetery division sells cemetery property and funeral and cemetery products and services both at the time of need and on a pre-need basis.

During the year ended December 31, 1998, the Company acquired 13 retail monument companies, thereby expanding its retail presence to locations in Georgia, Iowa, Illinois, Minnesota, Nebraska, New Jersey, Pennsylvania, Ohio and South Dakota (the "1998 Retail Acquisitions"). During the year ended December 31, 1999, the Company acquired an additional 13 retail monument companies and in so doing strengthened its existing retail presence in certain states while expanding its retail presence to Connecticut, Rhode Island, Massachusetts and Missouri (the "1999 Retail Acquisitions"). In 2000, the Company acquired two memorial retailers in two separate and independent transactions, thereby acquiring three retail sales outlets in the states of Connecticut and Iowa (the "2000 Retail Acquisitions"). The Company also acquired 16 cemetery properties and one memorial retailer located in the state of Kentucky as of January 2, 2001. The Company paid a total aggregate purchase price in the 2000 acquisitions of approximately $655,000, all of which was paid in cash, and approximately $7.5 million for the Kentucky cemeteries and retailer acquired in January 2001, $6.8 of which was paid in cash with the remainder payable in installments through 2004.

In May 1999, the Company sold the Keystone manufacturing plant back to the original owners from whom it had purchased them in June 1997. In exchange, the company received 263,441 shares of its Class B stock held by the former Keystone owners. These shares were then retired. In connection with this transaction, the Company recognized a loss on disposal of assets of approximately $845,000 or $.11 per diluted share, during the 1999 fiscal year. This loss had no impact on the Company's tax liability or overall cash position.

During the second quarter of 2001 the Company sold an idled saw plant in Barre, Vermont, in which cash of $300,505 was received in exchange for $515,433 of assets.

During the third quarter of 2001, the Company completed the sale of SMI and Childs & Childs manufacturing plants and the Royalty and Millstone quarries in Elberton, Georgia, in which total cash of $3,250,000 net of closing costs of $287,467 was received and notes receivable were recorded for a total of $1,640,000 in exchange for $6,121,693 of assets.

During the third quarter of 2001, the Company entered into an agreement to sell the Lawson manufacturing plant in Barre, Vermont, for $2,550,000 of which $2,300,000 will be cash and $250,000 a note receivable in exchange for $3,346,219 of assets. This sale is consistent with the Company's desire to dispose of certain unprofitable operations and to reallocate resources from the manufacture of commodity memorials and focus on its retail strategy. The Lawson transaction was completed during the first quarter of 2002.

The loss on sale of assets reported for the year ending December 31, 2001, includes a non-tax deductible disposal of intangible assets of approximately $3.7 million. Taxable income resulted from the sale of the inventory and property and equipment, the impact of which was recorded in the three months ended September 30, 2001. The sale of these assets is not expected to have any material effect on income taxes in future periods.

Critical Accounting Policies

Our critical accounting policies are as follows: revenue recognition, impairment of long-lived assets and valuation of deferred income taxes.

Revenue Recognition

The manufacturing division recognizes revenue upon shipment of finished orders from the manufacturing plant. The retailing division recognizes revenue upon the setting of the memorial in the cemetery. In certain instances, the Company may enter into an agreement with a customer which provides for extended payment terms, generally up to two years from either the date of setting of the memorial or, in certain instances, upon the settlement of an estate.

The quarry division recognizes revenue from sales of granite blocks when the granite is shipped or when the customer selects and identifies the blocks at the quarry site. At that time, the block is removed from the Company's inventory, the customer's name is printed on the block, and title and risk of ownership passes to the buyer. In many cases, granite blocks owned by customers remain on the Company's property for varying periods of time after title passes to the buyer. Payment terms are less 5% 30 days, net 30 days, except the December terms described below. Sales of the Company's blocks are FOB quarry, and the Company retains the obligation to load customer's blocks on trucks. At its Barre, Vermont, location, sales are FOB Barre, Vermont, and the Company retains a delivery obligation using the Company's trucks for block customers in Barre. The customer may take delivery at any time determined by the customer, but all invoices must be paid in accordance with their terms when due, whether or not the customer requests delivery.

The Company considers the earnings process substantially complete despite the Company's obligations to load the blocks and, in the case of its Barre customers, deliver the blocks because the cost of delivery service is inconsequential (less than 3%) in relation to the selling price. Further, under industry terms of trade, title passes and the payment obligation is established when the block is identified to a particular customer and transaction.

In December each year, the Company provides special 90-day payment terms at its Barre quarries for all blocks purchased in the month of December. The reason for this is that the Barre quarries are generally closed from mid-December through mid-March because of weather. However, the quarry customers' manufacturing plants remain open during most of this period, and most prefer to ensure they own blocks of a size and quality selected by them prior to the quarries' closure. All blocks purchased in December on deferred payment terms are invoiced on or about December 31 and removed from the Company's inventory with title passing to the buyer. Payment terms are one-third of the invoice amount on January 15, one-third on February 15 and one-third on March 15. The program provides essentially the normal 30-day payment terms during the months when the quarry is closed notwithstanding the customer's purchase of a three-month supply in December. Customers need not use these terms and may buy from inventory during the closure period on a first-come, first-served basis with normal 30-day terms.

The cemetery division's revenue from pre-need sales of funeral services, cemetery services and merchandise is deferred until the period in which the services or merchandise is delivered. On the balance sheet the full contract amount is included in prearranged deferred revenue, a liability. The corresponding receivable due from the customer is reflected in prearranged receivables, an asset, and the corresponding cash received from the customer is reflected partly in prearranged receivables (for the portion placed in trust) and partly in cash (for the portion the Company is allowed to retain). Indirect costs of marketing are expensed in the period in which they are incurred. When the services or merchandise is delivered, the Company recognizes as revenue the full contract amount plus all trust earnings associated with that contract. The Company cannot predict when the existing contracts will mature, but it is estimated that most contracts will have an average life of ten to fifteen years and in some cases greater than fifteen years. The amount of prearranged deferred revenue at December 31, 2001, was $24,224,212.

Impairment of long-lived assets

The Company's long-lived assets consist primarily of goodwill and other intangible assets and property and equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such an asset may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business, a significant decrease in the benefits realized from the acquired business, difficulty and delays in integrating the business or a significant change in the operations of the acquired business.

Recoverability of long-lived assets is measured by comparison of the carrying amount to estimated future undiscounted net cash flows the assets are expected to generate. Those cash flows include an estimated terminal value based on a hypothetical sale at the end of its goodwill amortization period. Estimating these cash flows and terminal values requires management to make judgments about the growth in demand for our services, sustainability of gross margins, our ability to integrate acquired companies and achieve economies of scale and valuation multiples required by investors or buyers. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the long-lived asset exceeds its fair value. Based on the current standards of SFAS No. 121, the Company has determined that it has no impairment of long-lived assets.

Effective January 1, 2002, the Company will assess impairment of goodwill in accordance with the provisions of SFAS No. 142. The provisions of SFAS No. 142 require that a two-step test be performed. First, the fair value of each of our reporting units will be compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired, and no further testing is performed. If the carrying value exceeds the fair value, then the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference will be recorded. The Company has done preliminary estimations as to the amount of the impairment in the retail reporting unit and has estimated that it will incur a pre-tax non-cash impairment charge of approximately $32,500,000 in the first quarter of 2002. The Company has not done yet an estimation of the impairment, if any, in the cemetery reporting unit.

Valuation of deferred income taxes

As of December 31, 2001 and 2000, the Company had net deferred tax assets of $1,567,000 and $425,000, respectively. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management has recorded a valuation allowance of $4,904,000 and $4,172,000 as of December 31, 2001 and December 31, 2000, respectively, against the alternative minimum tax credit carry forwards and other deferred tax assets. Based upon the projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes that it is more likely than not that the company will realize the benefit of these unreserved net deferred tax assets. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The following table sets forth certain historical statement of operations data as a percentage of net revenues with the exception of quarrying, manufacturing and retailing gross profit, which are shown as a percentage of quarrying, manufacturing and retailing revenues, respectively.

	Year Ended December 31,		
	1999	2000	2001
STATEMENT OF OPERATIONS DATA:			
Net Revenues:			
Quarrying	23.0%	25.2%	27.3%
Manufacturing	38.7%	30.0%	23.6%
Retailing	38.3%	44.8%	45.8%
Cemeteries	—	—	3.3%
Total net revenues	100.0%	100.0%	100.0%
GROSS PROFIT			
Quarrying	45.0%	43.1%	44.0%
Manufacturing	20.8%	25.0%	24.4%
Retailing	53.0%	55.1%	59.0%
Cemeteries	—	—	26.0%
Total gross profit	38.7%	43.1%	45.6%
Selling, general and administrative expenses	33.2%	36.6%	39.0%
Loss on disposal of assets	—	—	2.7%
Income from operations	5.4%	6.5%	3.9%
Interest expense	2.1%	2.4%	1.9%
Income before provision for income taxes	3.3%	4.1%	2.0%
Provision for income taxes	1.4%	1.4%	1.7%
Net income	1.9%	2.7%	0.5%

Year Ended December 31, 2001, Compared to Year Ended December 31, 2000

Revenues for the fiscal year ended December 31, 2001, increased 4.0% to $94.3 million from $90.7 million for the year ended December 31, 2000. Quarrying revenues were $25.8 million for the year ended December 31, 2001, compared to $22.9 million for the year ended December 31, 2000. The increase was largely due to strong demand for Bethel and Gardenia White granite from both domestic and international customers as well as increased revenues from the Salisbury quarry as a result of the company terminating the distribution agreement with Eurimex. (See Legal Proceedings.) The Company's sale of its quarries in Georgia in 2001 is not expected to have a material effect on the quarry operations.

Manufacturing revenues were $22.2 million for the year ended December 31, 2001, compared to $27.2 million for the year ended December 31, 2000. The decrease was due to poor shipments in the first quarter of 2001 as a result of difficult weather conditions, a decrease in sales to some customers incompatible with the Company's branding strategy and a decrease in demand for the Company's industrial products that are sold to the high-tech industry due to a general softening in that business sector. The Company's sale of Childs and SMI, which were completed in 2001, and the sale of Lawson, which was completed in January 2002, were consistent with the Company's desire to focus on the manufacture of branded memorials for its authorized retail network and its owned retail stores. While the Company expects a decrease in revenue as a result of the loss in customer base associated with these facilities, it expects that this decrease will be partially offset by an increase in revenues and percent of branded sales from its remaining customer base.

Retailing revenues were $43.2 million for the year ended December 31, 2001, compared to $40.6 million for the year ended December 31, 2000. The increase is a result of additional branded sales at the retail locations and favorable seasonal factors in 2001, which allowed for those retailers affected by weather to have greater cemetery settings in the fourth quarter of 2001, compared to the same period in 2000.

Cemetery revenues were $3.1 million for the year ended December 31, 2001. The Company acquired the cemeteries in January 2001 and has no comparable data.

Gross profit dollars for the fiscal year ended December 31, 2001, increased 10.2% to $43.0 million from $39.0 million for the fiscal year ended December 31, 2000. Consolidated gross profit percentage increased to 45.6% in fiscal 2001 from 43.1% in fiscal 2000.

Quarrying gross profit was $11.3 million or 44.0% of revenue for the year ended December 31, 2001, compared to $9.9 million or 43.1% of revenue for the year ended December 31, 2000. The increase was mostly due to increased operational efficiencies at the Bethel quarry and an increase in its reported revenue at the Salisbury quarry as a result of the company terminating the distribution agreement with Eurimex. (See Legal Proceedings.) These increases were partially offset by a decrease in gross profit at the Pennsylvania Black quarry due to short-term higher-than-anticipated quarry development costs.

Manufacturing gross profit was $5.4 million or 24.0% of revenue for the year ended December 31, 2001, compared to $6.8 million or 25.0% of revenue for the year ended December 31, 2000. The decline in gross profit dollars is primarily a result of the decreased revenues discussed above as well as a decrease in profitability in the industrial products business due to a general softening in the technology business sector. The Company believes that the sale of Childs and SMI, which were completed in 2001, will have a positive effect on gross margins since these facilities historically had gross margins below those of the Company's other manufacturing groups. The sale of Lawson, which was completed in January 2002, is also expected to have a positive effect on gross margins due to the elimination of traditionally low margin customers and a strong focus on the Company's core authorized dealer network, resulting in increased branded sales, which have historically had higher gross margins than unbranded sales. In connection with the Lawson sale, the Company entered into a seven-year contract to purchase memorials from the new owner. Although there are many alternative suppliers of granite memorials, the Company is dependent on this arrangement to provide product to its customers and believes it will be favorable for the Company.

Retailing gross profit was $25.5 million or 59.0% of revenue for the year ended December 31, 2001, compared to $22.4 million or 55.1% of revenue for the year ended December 31, 2000. This increase was primarily attributable to an increase in branded sales as a result of the Company's strong emphasis on the branding strategy.

Selling, general and administrative expenses for 2001 increased 11.0% to $36.7 million from $33.2 million. As a percentage of net sales, these expenses for 2001 increased to 39.0% from 36.6%. This increase is a result of additional legal expenses in the quarry segment as a result of the Eurimex litigation and the higher selling expenses associated with the cemetery segment that the company acquired in January 2001.

Interest expense for the fiscal year ended December 31, 2001, decreased to $1.7 million from $2.1 million for the fiscal year ended December 31, 2000. This decrease was due to lower interest rates under the Company's credit facilities as well as a decrease in debt funded by cash from operations and the sale of the Southern Mausoleum Manufacturing Plant ("SMI"), the Childs & Childs Manufacturing Plant ("Childs") and the Royalty Quarries ("Royalty"), all in Georgia.

Income taxes as a percentage of earnings before taxes increased to 78.9% in 2001 from 34.4% in 2000. This increase was a result of the disposition of the quarrying and manufacturing assets for which the write-down of goodwill was non-deductible for tax purposes. The Company expects its tax rate to return to historical levels in 2002.

Year Ended December 31, 2000, Compared to Year Ended December 31, 1999

Revenues for the fiscal year ended December 31, 2000, decreased 6.0% to $90.7 million from $96.6 million for the year ended December 31, 1999. Quarrying revenues increased $.7 million, mostly due to a greater percentage of its shipments being made to outside customers. Manufacturing revenues declined $10.2 million, primarily as a result of the Keystone sale and increased shipments to the Company's owned retailers. Retailing revenues increased $3.7 million due to the positive impact of a full year's revenue from the 1998 Retail Acquisitions and revenues generated by the 1999 retail acquisitions.

Gross profit for the fiscal year ended December 31, 2000, increased 4.6% to $39.0 million from $37.3 million for the fiscal year ended December 31, 1999. Quarrying gross profit increased $100,000. The quarrying gross profit percentage decreased to 43.1% in 2000 from 45.0% in 1999, primarily as a result of slightly lower gross profit margin at the Company's Barre and Bethel quarries.

Manufacturing gross profit decreased $1.0 million, which was attributable to lower manufacturing revenues as described above. The manufacturing gross profit percentage increased to 25.0% in 2000 from 20.8% in 1999 as a result of significantly stronger gross profit margins at the Company's Barre, Beebe and Industrial Products operations.

Retailing gross profit increased $2.8 million in 2000 as a result of owning and operating the 1999 retail acquisitions for the full 2000 fiscal year. The retailing gross profit percentage increased from 53.0% to 55.1% primarily due to a slightly stronger performance by the 1998 retail acquisitions.

Selling, general and administrative expenses for 2000 increased 3.1% to $33.1 million from $32.1 million. As a percentage of net sales, these expenses for 2000 increased to 36.6% from 33.2%. The absolute increase in selling, general and administrative expenses was primarily caused by the Company's increase in retail sales, which carry substantially higher selling costs than the Company's other sources of revenue; the relative decrease in selling, general and administrative expenses was primarily caused by the Company's ability to begin to leverage its investment in retail as the size of that segment increases.

Interest expense for the fiscal year ended December 31, 2000, increased to $2.1 million from $2.0 million for the fiscal year ended December 31, 1999. This increase was due to higher interest rates during the first half of the year.

Income taxes as a percentage of earnings before taxes decreased to 34.4% in 2000 from 43.3% in 1999. This was primarily the result of the $845,000 loss from the Keystone sale in 1999, which was not deductible for tax purposes.

Liquidity and Capital Resources

Liquidity. The Company considers its liquidity to be adequate to meet its long- and short-term cash requirements. Historically, the Company has met these requirements primarily from cash generated by operating activities and periodic borrowings under commercial credit facilities. The Company's recent acquisitions have increased its requirements for external sources of liquidity, and the Company anticipates that this trend will continue as it further implements its growth strategy.

Cash Flow. For 2001, net cash provided by operating activities was $11.6 million. This consisted primarily of net income of $432,780 adjusted for a non-cash loss on sale of assets of $2.7 million and depreciation, depletion and amortization of $4.5 million as well as a decrease in trade receivables of $1.6 million primarily as a result of the sale of Childs and SMI and an increase in payables, accruals and taxes payable of $2.5 million. Net cash used in investing activities was $7.6 million in 2001 compared to $2.8 million in 2000, which was mostly due to the cemetery acquisitions and capital expenditures offset by the proceeds from the sale of assets. Net cash used in financing activities in 2001 was $9.6 million compared to $2.9 million provided by financing activities in 2000. The cash used in financing activities in 2001 consisted primarily of $6.4 million repayment of the revolving credit facility and $4.3 million principal payments on long-term debt funded primarily from the sale of assets.

Capital Resources. The Company has a credit facility with the CIT Group/Business Credit ("CIT"). The facility consists of an acquisition term loan line of credit of up to $30.0 million and a revolving credit facility of up to another $20.0 million based on eligible accounts receivable and inventory. As of December 31, 2001, the Company had $14.4 million outstanding and $15.6 million available under the term loan line of credit and $4.0 million outstanding and $16.0 million available under the revolving credit facility.

The Company has a multi-tiered interest rate structure on its outstanding debt with CIT. As of December 31, 2001, the interest rate structure was as follows:

	Amount	Formula	Effective Rate
Revolving Credit Facility	$ 3.0 million	LIBOR + 1.75%	3.61%
	1.0 million	Prime - .50%	4.00%
Term Loans	12.0 million	LIBOR + 1.75%	3.61%
	1.9 million	LIBOR + 2.0%	3.86%
	.5 million	LIBOR + 2.0%	3.86%

Contractual Obligations

Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$ 14,993,815	$ 14,671,315	$ 42,157	$ 18,776	$ 261,567
Operating Leases	2,381,481	1,099,062	1,059,187	204,632	18,600
Purchase Obligations	21,000,000	3,000,000	6,000,000	6,000,000	6,000,000
Total Obligations	$ 38,375,296	$ 18,770,377	$7,101,344	$ 6,223,408	$ 6,280,167

The Company's primary need for capital will be to maintain and improve its manufacturing, quarrying and retail facilities and to finance acquisitions as part of its growth strategy. The Company has approximately $4.0 million budgeted for capital expenditures in 2002. In addition, both the term loan and the revolving credit facility described above expire in December 2002. The Company has begun discussions with a number of institutions, including CIT, on a new credit facility with principally the same structure as the current facility. The Company does not expect to have any difficulty securing a new credit facility. The Company believes that the combination of cash flow from operations, its existing credit facilities and/or its new credit facility will be sufficient to fund its operations for at least the next 12 months.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

The Company is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method, and Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of Statement 142. Any impairment loss will be measured as of the date of adoption and recognized as accumulated effect of a change in accounting principle in the first interim period.

Statement 141 will require, upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill.

Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible but not later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

And finally, any unamortized negative goodwill (and negative equity-method goodwill) existing at the date Statement 142 is adopted must be written off as the cumulative effect of a change in accounting principle.

As of the date of adoption, the Company has unamortized goodwill in the amount of $34,176,922, unamortized identifiable intangible assets in the amount of $368,571 and unamortized negative goodwill in the amount of ($53,259), all of which will be subject to the transition provisions of Statement 141 and 142.

The Company has done preliminary estimations as to the amount of the impairment in the retail reporting unit, and it is estimated that it will incur a pre-tax non-cash impairment charge of approximately $32,500,000 in the first quarter of 2002. The Company has not done an estimation of the impairment, if any, in the cemetery reporting unit.

Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143, which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset, is effective for fiscal years beginning after June 15, 2002. The Company does not expect the implementation of SFAS 143 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001. The Company does not expect the implementation of SFAS 144 to have a material impact on its financial condition or results of operations.

Seasonality

Historically, the Company's operations have experienced certain seasonal patterns. Generally, the Company's net sales have been highest in the second quarter and lowest in the first quarter of each year due primarily to weather. Cemeteries in northern areas generally do not accept granite memorials during winter months when the ground is frozen because they cannot be properly set. In addition, the Company typically closes certain of its Vermont and Canadian quarries during these months because of increased operating costs attributable to adverse weather conditions. As a result, the Company has historically incurred a net loss during the first three months of each calendar year.

Inflation

The Company believes that the relatively moderate rates of inflation experienced in recent years have not had a significant effect on its results of operations.

Quantitative and Qualitative Disclosures about Market Risk

The Company has financial instruments that are subject to interest rate risk, principally debt obligations under its credit facilities. Historically, the Company has not experienced material gains or losses due to interest rate changes. Based on the Company's current variable rate debt obligations, the Company believes its exposure to interest rate risk is not material.

The Company is subject to foreign currency exchange rate risk primarily from the operations of its Canadian subsidiary. Based on the size of this subsidiary and the Company's corresponding exposure to changes in the Canadian/U.S. dollar exchange rate, the Company does not consider its market exposure relating to currency exchange to be material.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

There are no disagreements between the company and KPMG LLP on any other matter of accounting principles and practices, financial statement disclosure or auditing scope and procedures during 2001.

Rock of Ages Corporation and Subsidiaries

Consolidated Financial Statements

December 31, 2001, 2000 and 1999

(With Independent Auditors' Report Thereon)

Table of Contents

Independent Auditor's Report

The Board of Directors Rock of Ages Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Rock of Ages Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Rock of Ages Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, the Company adopted the provisions of Statement of Position 98-5, "Reporting the Costs of Start-Up Activities," in 1999.

KPMG LLP

KPMG LLP

March 12, 2002
Boston, Massachusetts

Rock of Ages Corporation and Subsidiaries

Consolidated Balance Sheets

December 31, 2001 and 2000

ASSETS (note 6)	2001	2000
Current assets		
Cash and cash equivalents	$ 3,435,181	$ 9,501,365
Trade receivables, less allowance for doubtful accounts of $1,547,923 in 2001 and $1,303,054 in 2000 (note 5)	16,119,068	15,486,560
Due from affiliates (note 11)	102,554	147,429
Inventories (notes 2 and 5)	22,680,187	22,910,377
Income taxes receivable	12,974	521,259
Deferred tax assets (note 8)	694,000	576,000
Assets held for sale (note 16)	2,546,216	—
Other current assets	4,103,375	2,865,856
Total current assets	49,693,555	52,008,936
Property, plant and equipment		
Granite reserves and development costs	15,838,230	16,570,984
Land	9,123,662	7,260,436
Buildings and improvements	14,465,284	16,925,559
Machinery and equipment	25,726,213	32,045,754
Furniture and fixtures	1,667,789	1,544,710
Construction-in-process	80,923	203,717
	66,902,101	74,551,160
Less accumulated depreciation, depletion and amortization	23,758,832	30,104,619
Net property, plant and equipment	43,143,269	44,446,541
Other assets		
Cash surrender value of life insurance, net of loans of $65,217 in 2001 and $95,412 in 2000 and 1999	811,139	1,599,487
Intangibles, less accumulated amortization of $4,667,568 in 2001 and $3,326,578 in 2000 (note 3)	34,492,234	36,083,403
Debt issuance costs, less accumulated amortization of $175,819 in 2001 and $133,194 in 2000	50,225	92,951
Due from affiliates (note 11)	128,928	219,874
Deferred tax assets (note 8)	873,000	—
Intangible pension asset (note 9)	221,869	119,483
Prearranged receivables (note 1)	15,388,492	—
Cemetery property, at cost (note 1)	5,997,568	—
Other	2,992,559	982,883
Total other assets	60,956,014	39,098,081
Total assets	$153,792,838	$135,553,558

See accompanying notes to consolidated financial statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Current liabilities		
Borrowings under lines of credit (note 5)	$ 3,970,402	$ 10,340,260
Current installments of long-term debt (note 6)	14,671,315	791,697
Deferred compensation payable (note 9)	278,649	163,907
Trade payables	1,945,625	1,687,420
Accrued expenses	5,236,561	3,429,512
Income taxes payable	85,875	—
Customer deposits	6,711,080	6,720,982
Total current liabilities	32,899,507	23,133,778
Long-term debt, excluding current installments (note 6)	322,500	18,527,340
Deferred compensation (note 9)	4,070,293	3,381,305
Prearranged deferred revenue	24,224,212	—
Deferred tax liability (note 8)	—	151,000
Accrued pension cost (note 9)	390,987	438,597
Accrued post-retirement benefit cost (note 9)	779,093	705,537
Other	1,435,904	496,476
Total liabilities	64,122,496	46,834,033
Commitments (note 4)		
Stockholders' equity (note 10):		
Preferred stock—$.01 par value; 2,500,000 shares authorized; no shares issued and outstanding		
Common stock—Class A, $.01 par value; 30,000,000 shares authorized; 5,014,408 shares issued and outstanding in 2001 and 4,665,219 shares in 2000	50,144	46,652
Common stock—Class B, $.01 par value; 15,000,000 shares authorized; 2,787,021 shares issued and outstanding in 2001 and 2,826,438 shares in 2000	27,870	28,264
Additional paid-in capital	69,066,548	67,996,227
Retained earnings	21,473,481	21,040,703
Accumulated other comprehensive income	(947,701)	(392,321)
Total stockholders' equity	89,670,342	88,719,525
Total liabilities and stockholders' equity	$153,792,838	$135,553,558

Consolidated Statements of Operation

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net revenues:			
Quarrying	$25,774,536	$22,886,916	$22,180,179
Manufacturing	22,227,965	27,183,417	37,414,503
Retailing	43,159,474	40,622,169	36,932,655
Cemeteries	3,142,682	—	—
Total net revenues	94,304,657	90,692,502	96,527,337
Cost of revenues:			
Quarrying	14,427,461	13,015,779	12,206,442
Manufacturing	16,806,213	20,382,475	29,623,521
Retailing	17,698,738	18,233,141	17,353,072
Cemeteries	2,324,238	—	—
Total cost of revenues	51,256,650	51,631,395	59,183,035
Gross profit:			
Quarrying	11,347,075	9,871,137	9,973,737
Manufacturing	5,421,752	6,800,942	7,790,982
Retailing	25,460,736	22,389,028	19,579,583
Cemeteries	818,444	—	—
Total gross profit	43,048,007	39,061,107	37,344,302
Selling, general and administrative expenses	36,706,809	33,163,621	31,241,128
Loss on disposal of assets (note 16)	2,534,091	—	845,117
Income from operations	3,807,107	5,897,486	5,258,057
Interest expense	1,757,929	2,143,226	2,034,129
Income before provision for income taxes and cumulative effect of a change in accounting principle	2,049,178	3,754,260	3,223,928
Provision for income taxes (note 8)	1,616,400	1,290,764	1,394,846
Net income before cumulative effect of a change in accounting principle	432,778	2,463,496	1,829,082
Cumulative effect in prior years of a change in accounting principle (net of tax benefit of $47,559) (note 17)	—	—	(149,781)
Net income	$ 432,778	$ 2,463,496	$ 1,679,301
Net income per share – basic:			
Net income before cumulative effect of a change in accounting principle	$ 0.06	$ 0.33	$ 0.24
Cumulative effect in prior year of a change in accounting principle (net of tax benefit of $47,599)	—	—	(0.02)
Net income per share	$ 0.06	$ 0.33	$ 0.22
Net income per share – diluted:			
Net income before cumulative effect of a change in accounting principle	$ 0.06	$ 0.33	$ 0.23
Cumulative effect in prior year of a change in accounting principle (net of tax benefit of $47,599)	—	—	(0.02)
Net income per share	$ 0.06	$ 0.33	$ 0.21
Weighted average number of common shares outstanding – basic	7,605,785	7,447,460	7,509,241
Weighted average number of common shares outstanding–diluted	7,675,990	7,575,839	7,825,589

See accompanying notes to consolidated financial statements.

Rock of Ages Corporation and Subsidiaries

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2001, 2000 and 1999

	Number of Shares Issued and Outstanding							
	Class A Common Stock (Shares)	Class B Common Stock (Shares)	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 1998	3,896,178	3,484,957	38,962	34,849	69,350,225	16,897,906	(485,248)	85,836,694
Comprehensive income:								
Net income	—	—	—	—	—	1,679,301	—	1,679,301
Cumulative translation adjustment	—	—	—	—	—	—	305,889	305,889
Total comprehensive income								1,985,190
Retirement of stock	(1,000)	—	(10)	—	—	—	—	(10)
Conversion of common stock	380,370	(380,370)	3,804	(3,804)	—	—	—	—
Exercise of options	—	274,600	—	2,746	716,117	—	—	718,863
Repurchase of stock (note 16)	—	(263,441)	—	(2,634)	(2,796,427)	—	—	(2,799,061)
Acquisitions (note 15)	52,623	—	526	—	639,460	—	—	639,986
Balance at December 31, 1999	4,328,171	3,115,746	$43,282	$31,157	$67,909,375	$18,577,207	$(179,359)	$86,381,662
Comprehensive income:								
Net income	—	—	—	—	—	2,463,496	—	2,463,496
Cumulative translation adjustment	—	—	—	—	—	—	(212,962)	(212,962)
Total comprehensive income								2,250,534
Conversion of common stock	343,626	(343,626)	3,436	(3,436)	—	—	—	—
Exercise of options	—	84,318	—	843	303,257	—	—	304,100
Repurchase of stock	(6,578)	(30,000)	(66)	(300)	(216,405)	—	—	(216,771)
Balance at December 31, 2000	4,665,219	2,826,438	$46,652	$28,264	$67,996,227	$21,040,703	$(392,321)	$88,719,525
Comprehensive income:								
Net income	—	—	—	—	—	432,778	—	432,778
Cumulative translation adjustment	—	—	—	—	—	—	(396,382)	(396,382)
Minimum pension liability	—	—	—	—	—	—	(158,997)	(158,997)
Total comprehensive income								(122,601)
Conversion of common stock	359,999	(359,999)	3,600	(3,600)	—	—	—	—
Exercise of options	—	320,582	—	3,206	1,186,421	—	—	1,189,627
Repurchase of stock	(10,810)	—	(108)	—	(116,100)	—	—	(116,208)
Balance at December 31, 2001	5,104,408	2,787,021	$50,144	$27,870	$69,066,548	$21,473,481	$(947,701)	$89,670,342

See accompanying notes to consolidated financial statements.

Rock of Ages Corporation and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities:			
Net income	$432,778	$2,463,946	$1,679,301
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss on sale of assets	1,734,088	—	—
Depreciation, depletion and amortization	4,461,697	4,670,803	4,010,012
Write-down of goodwill	—	382,864	—
Decrease (increase) in cash surrender value of life insurance	788,348	(74,355)	(78,076)
Loss on assets held for sale	800,003	—	—
Loss on sale of property, plant and equipment	196,905	172,198	842,030
Cumulative effect of a change in accounting principle	—	—	149,781
Deferred taxes	(72,092)	452,377	2,709
Changes in operating assets and liabilities:			
Decrease (increase) in trade receivables	1,643,054	(1,353,744)	400,648
Decrease (increase) in due to/from related parties	135,821	(272,014)	(99,701)
Decrease (increase) in inventories	(100,095)	494,930	1,671,371
Decrease (increase) in other current assets	368,823	(600,559)	(613,993)
Decrease (increase) in intangible pension asset	(102,386)	(119,483)	218,888
Decrease in prearranged receivables	449,714	—	—
Decrease in cemetery property	(211,917)	—	—
Decrease (increase) in other assets	(79,392)	(58,603)	59,413
Increase (decrease) in trade payables	258,203	(348,629)	(987,382)
Increase (decrease) in accrued expenses	1,612,702	1,014,791	(1,196,545)
Increase (decrease) in income taxes payable/receivable	594,160	(1,365,039)	1,482,531
Increase (decrease) in customer deposits	(56,457)	(552,117)	1,241,789
Increase (decrease) in deferred compensation	803,730	(112,831)	(33,856)
Decrease in deferred income	—	—	(124,386)
Increase (decrease) in accrued pension cost	(47,610)	(62,593)	467,098
Increase in accrued post-retirement benefit cost	73,556	70,732	65,160
Decrease in prearranged deferred revenue	(1,029,438)	—	—
Increase (decrease) in other liabilities	(1,083,457)	(118,941)	417
Net cash provided by operating activities	11,570,838	4,683,283	9,157,209
Cash flows from investing activities:			
Purchases of property, plant and equipment	(3,752,960)	(2,884,389)	(3,559,510)
Proceeds from sale of assets	3,263,038	884,586	137,451
Decrease in other investments	—	—	342,551
Acquisitions, net of cash acquired	(7,043,366)	(655,081)	(12,919,177)
Increase in intangible assets	(28,050)	(152,164)	—
Cash included in sale of subsidiary	—	—	(250,000)
Net cash used in investing activities	(7,561,338)	(2,807,048)	(16,248,685)
Cash flows from financing activities:			
Net borrowings (repayments) under lines of credit	(6,369,858)	(3,279,586)	6,933,190
Decrease in debt issuance costs	—	—	11,796
Proceeds from long-term debt	—	6,500,000	—
Principal payments on long-term debt	(4,325,222)	(417,387)	(608,126)
Net stock option transactions	1,073,419	87,330	718,853
Net cash provided by (used in) financing activities	(9,621,661)	2,890,357	7,055,623
Effect of exchange rate changes on cash	(454,023)	(142,441)	211,899
Net increase (decrease) in cash and cash equivalents	(6,066,184)	4,624,151	176,046
Cash and cash equivalents, beginning of year	9,501,365	4,877,214	4,701,168
Cash and cash equivalents, end of year	$3,435,181	$9,501,365	$4,877,214

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$1,757,929	$2,143,226	$2,112,113
Income taxes	1,003,249	2,209,383	(88,691)

Supplemental non-cash investing and financing activities:

During the third quarter of 2001 the Company completed the sale of SMI and Childs manufacturing plants in Elberton, Georgia, in a non-cash transaction in which a note receivable was recorded for $1,640,000.

During 2000 the Company increased intangibles and other long-term liabilities for $420,000 of covenants-not-to-compete.

On May 28, 1999, the Company exchanged all of the outstanding shares of Keystone Memorial, Inc., a newly formed subsidiary, containing land, buildings and equipment of $2,381,292, inventory of $1,750,000, deferred tax liabilities of $417,564, prepaids of $9,351, intangibles of $47,974 and cash of $250,000 for shares valued at $2,799,061 and a note receivable with a net present value of $399,538. (See Note 16 for further discussion.)

	2001	2000	1999
Acquisitions:			
Assets acquired	$34,560,804	$780,777	$15,364,803
Liabilities assumed and issued	(27,517,438)	(125,696)	(1,638,803)
Common stock issued	—	—	(639,986)
Cash paid	7,043,366	655,081	13,086,014
Costs related to acquisitions	—	—	336,976
Less cash acquired	—	—	(503,813)
Net cash paid for acquisitions	$ 7,043,366	$655,081	$12,919,177

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended December 31, 2001, 2000 and 1999

1. Summary of Significant Accounting Policies

Rock of Ages Corporation and Subsidiaries (the "Company") is an integrated quarrier, manufacturer, wholesaler and retailer of granite and products manufactured from granite. The Company also owns and operates cemeteries.

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

B. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

C. Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The portion of developed cemetery property that management estimates will be used in the next twelve months is included in inventories. All other developed cemetery property is classified as a non-current asset and is included in cemetery property.

D. Depreciation, Depletion and Amortization

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight-line and declining balance methods, based upon the following estimated useful lives:

Buildings and land improvements	5 to 40 years
Machinery and equipment	3 to 20 years
Furniture and fixtures	5 to 12 years

Depreciation expense amounted to $3,015,215, $3,174,615 and $2,658,965 in 2001, 2000 and 1999, respectively, which includes depreciation related to equipment under capital leases.

Cost depletion and amortization of granite reserves and development costs are provided by charges to operations based on cubic feet produced in relation to estimated reserves of the property. Cost depletion and amortization charged to operations amounted to $62,767, $41,228 and $160,109 in 2001, 2000 and 1999, respectively.

E. Intangibles

Intangibles consist of names and reputations, covenants not to compete, trademarks and other. Names and reputations, also called goodwill, is recorded as a result of acquisitions, and is equal to the purchase price of the acquisition less the value of net assets acquired. The Company amortizes goodwill over 40 years using the straight-line method. Covenants not to compete, which are also recorded as a result of acquisitions, are being amortized over the length of the respective agreements. The Company assesses the recoverability of goodwill by determining whether the amortization over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

F. Debt Issuance Costs

The Company amortizes debt issuance costs using the straight-line method over the term of the related borrowing. Amortization expense was $42,745, $42,725 and $48,023 in 2001, 2000 and 1999, respectively.

G. Organization Costs

The Company adopted "Statement of Position (SOP) 98-5, Reporting on the Costs of Start-Up Activities" as of January 1, 1999. The SOP requires the costs of start-up activities, including organization costs to be expensed as incurred. (See Note 17 for further discussion.)

H. Foreign Currency Translation

The Company translates the accounts of its foreign subsidiaries in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," under which all assets and liabilities are translated at the rate of exchange in effect at year end. Revenue and expense accounts are translated using weighted average exchange rates in effect during the year. Gains or losses from foreign currency translation are charged to accumulated other comprehensive income which is included in stockholders' equity in the accompanying consolidated balance sheets.

I. Income Taxes

The Company files its U.S. federal income tax returns on a consolidated basis. Rock of Ages Canada, Inc., a wholly-owned subsidiary, is responsible for income taxes in Canada.

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to the difference between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The Company measures deferred tax assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes the effect on deferred tax assets and liabilities of a change in tax rates in income in the period that includes the enactment date.

The Company is allowed to claim percentage depletion, under IRS Code Section 613, for tax purposes based upon income derived from quarrying operations.

The Company intends to reinvest the unremitted earnings of its non-U.S. subsidiaries and postpone their remittance indefinitely. Accordingly, no provision for U.S. income taxes was required on such earnings during the three years ended December 31, 2001.

J. Stock-based Employee Compensation

The Company uses the intrinsic value-based method per Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," for all of its stock-based employee compensation arrangements.

K. Pension and Other Post-Retirement Plans

The Company has a defined benefit pension plan covering substantially all of its Vermont-based non-union employees. The benefits are based on years of service and the employee's compensation. The cost of this program is being funded currently.

The Company has a salary continuation plan which covers certain employees who have deferred compensation agreements with the Company. The Company measures the costs of its obligations based on actuarial estimates. The Company recognizes net periodic costs as employees render the necessary services to earn the deferred compensation benefits.

The Company also sponsors a defined benefit post-retirement health care plan for certain early retirees and defined benefit post-retirement group life insurance plans for all Vermont-based union and non-union employees. The Company measures the costs of its obligation based on actuarial estimates and recognizes net periodic costs as retirees and employees render the services necessary to earn the post-retirement benefits.

L. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

M. Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company measures recoverability of assets to be held and used by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company reports assets to be disposed of at the lower of the carrying amount or fair value less costs to sell.

N. Revenue Recognition

Manufacturing and Retailing

The manufacturing division recognizes revenue upon shipment of finished orders from the manufacturing plant. The retailing division recognizes revenue upon the setting of the memorial. In certain instances, the Company may enter into an agreement with a customer which provides for extended payment terms, generally up to two years from either the date of setting of the memorial or, in certain instances, upon the settlement of an estate.

Quarrying

The quarry division recognizes revenue from sales of granite blocks when the granite is shipped or when the customer selects and identifies the block at the quarry site. At that time, the block is removed from the Company's inventory, the customer's name is printed on the block, and title and risk of ownership passes to the buyer. In many cases, granite blocks owned by customers remain on the Company's property for varying periods of time after title passes to the buyer. Payment terms are less 5% 30 days, net 30 days, except the December terms described below. Sales of the Company's blocks are FOB quarry, and the Company retains the obligation to load customer's blocks on trucks. At its Barre, Vermont, location, sales are FOB Barre, Vermont, and the Company retains a delivery obligation using the Company's trucks for block customers in Barre. The customer may take delivery at any time determined by the customer, but all invoices must be paid in accordance with their terms when due whether or not the customer requests delivery.

The Company considers the earnings process substantially complete despite the Company's obligations to load the blocks and, in the case of its Barre customers, deliver the blocks, because the cost of delivery service is inconsequential (less than 3%) in relation to the selling price. Further, under industry terms of trade, title passes and the payment obligation is established when the block is identified to a particular customer and transaction.

In December each year, the Company provides special 90-day payment terms at its Barre quarries for all blocks purchased in the month of December. The reason for this is that the Barre quarries are generally closed from mid-December through mid-March because of weather. The quarry customer's manufacturing plants remain open during most of this period, however, and most prefer to ensure they own blocks of a size and quality selected by them prior to the quarries' closure. All blocks purchased in December on deferred payment terms are invoiced on or about December 31 and removed from the Company's inventory with title passing to the buyer. Payment terms are one-third of the invoice amount on January 15, one-third on February 15 and one-third on March 15.

The program provides essentially the normal 30-day payment terms during the months when the quarry is closed notwithstanding the customer's purchase of a three-month supply in December. Customers need not use these terms and may buy from inventory during the closure period on a first-come, first-served basis with normal 30-day terms.

Cemeteries

In 2001, the Company acquired 16 cemeteries (see Note 15). Cemetery activity is accounted for in the manner described below:

For pre-need sales of interment rights, the associated revenue and all costs to acquire the sale will be recognized in accordance with Statement of Financial Accounting Standards ("SFAS") No. 66, "Accounting for Sales of Real Estate." Under Statement No. 66, recognition of revenue and costs must be deferred until 20% of the property sale price has been collected.

For pre-need sales of merchandise, primarily vaults and markers, the associated revenue and all costs to acquire them are deferred until the merchandise is delivered or certain conditions are met.

For pre-need sales of markers, the associated revenue and all costs will be recognized when the marker has been cast/manufactured and engraved for the customer, title and risk of loss has been transferred to the customer, the customer obtains a certificate of ownership and the marker has been attached to the realty of the cemetery or, at the request of the customer, the marker has been properly segregated, identified by the customer and stored in an acceptable manner.

Multiple element arrangements and service fee revenue will be recognized using timing appropriate to each individual element. Service fee revenue, including delivery and installation fees or grave opening and closing fees, will not be recognized prior to the time the services are performed.

Cemetery merchandise trust earnings will be deferred until the underlying merchandise is delivered. The revenue is included in the prearranged deferred revenue line item on the balance sheet.

The customer contract receivables and deferred revenue associated with prearranged cemetery contracts will be recognized in the Company's balance sheet as prearranged receivables and prearranged deferred revenue at the date a customer contract is signed, provided they meet the definitions of assets and obligations as set forth in Statement of Financial Concepts No. 6, "Elements of Financial Statements" (CON6) and satisfy the fundamental recognition criteria set forth in Statement of Financial Concepts No. 5, "Recognition and Measurement in Financial Statements of Business Enterprises" (CON5).

The Company will record a reduction in the customer receivable for the funds received from the customer and record a receivable from the trust upon transfer to the trust equal to the amount of funds transferred.

With respect to the sale of cemetery property, whether pre-need or at-need, the Company is generally required by state law to place into a perpetual care trust a portion, usually 10 percent, of the proceeds it receives in order to fund maintenance of the cemetery grounds. As payments are received, the Company generally funds the perpetual care trust in the same proportion as the payment bears to the contract amount. The Company recognizes the earnings on its perpetual care trust funds as they are realized in the trust and withdraws the earnings on these funds to use towards the maintenance of its cemeteries, but principal must generally be held in the trust in perpetuity. Principal in these funds is not reflected on the balance sheet because the principal must remain in the trust in perpetuity.

The Company does not require collateral or other security on trade receivables. The credit risk on trade receivables is controlled by requiring significant deposits. The Company continuously monitors outstanding trade receivables.

O. Prearranged Receivables

Prearranged receivables are comprised of funds owed to the Company for the pre-need sale of funeral and cemetery merchandise and services. These funds are due from trust funds, which represent amounts paid by customers and realized earnings on those amounts and due from customers.

P. Common Stock

The Company has two classes of common stock outstanding, Class A and Class B. The shares of Class A common stock and Class B common stock differ with respect to voting rights and certain conversion rights, as described below:

Voting Rights - Each share of Class A common stock entitles the holder to one vote on each matter submitted to a vote of the Company's stockholders, and each share of Class B common stock entitles the holder to ten votes on each such matter, in each case including the election of directors. Neither the Class A common stock nor the Class B common stock has cumulative voting rights.

Conversion - Class A common stock has no conversion rights. Class B common stock is convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder on the basis of one share of Class A common stock for each share of Class B common stock converted. Each share of Class B common stock will also automatically convert into one share of Class A common stock upon transfer to any person or entity other than a Permitted Transferee, as defined in the Company's Amended and Restated Certificate of Incorporation.

Q. Net Income Per Share

Net income per share, or basic earnings per share, is computed by dividing earnings available for common shares by the weighted average number of common shares outstanding during each year. Net income per share - diluted, or diluted earnings per share, is computed by dividing earnings available for common shares by the weighted average number of common shares outstanding during each year, adjusted to include the additional number of common shares that would have been outstanding if the dilutive potential common shares had been issued. Potential common shares are not included in the diluted earnings per share calculations where the effect of their inclusion would be antidilutive.

R. Comprehensive Net Income

Comprehensive income consists of net income, cumulative translation adjustment, and a pension minimum liability adjustment and is presented in the consolidated pension statements of stockholders' equity and comprehensive income.

S. Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets." Statement No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

The Company is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method, and Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of Statement 142. Any impairment loss will be measured as of the date of adoption and recognized as accumulated effect of a change in accounting principle in the first interim period.

Statement 141 will require upon adoption of Statement 142 that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill.

Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill (and equity-method goodwill) is impaired as of the date of adoption. To accomplish this, the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but not later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

And finally, any unamortized negative goodwill (and negative equity-method goodwill) existing at the date Statement 142 is adopted must be written off as the cumulative effect of a change in accounting principle.

As of the date of adoption, the Company has unamortized goodwill in the amount of $34,176,922, unamortized identifiable intangible assets in the amount of $368,571 and unamortized negative goodwill in the amount of $(53,259), all of which will be subject to the transition provisions of Statement 141 and 142.

The Company has done preliminary estimations as to the amount of the impairment in the retail reporting unit, and it is estimated that it will incur a pre-tax non-cash impairment charge of approximately $32,500,000 in the first quarter of 2002. The Company has not done an estimation of the impairment, if any, in the cemetery reporting unit.

Statement of Financial Accounting Standards No. 143 "Accounting for Asset Retirement Obligations" (SFAS 143), issued in August 2001, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and for the associated retirement costs. SFAS 143, which applies to all entities that have a legal obligation associated with the retirement of a tangible long-lived asset is effective for fiscal years beginning after June 15, 2002. The Company does not expect the implementation of SFAS 143 to have a material impact on its financial condition or results of operations.

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"

(SFAS 144), issued in October 2001, addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS 144, which applies to all entities, is effective for fiscal years beginning after December 15, 2001. The Company does not expect the implementation of SFAS 144 to have a material impact on its financial condition or results of operations.

2. Inventories

Inventories consist of the following at December 31, 2001 and 2000:

	2001	2000
Raw materials	$9,949,781	$9,710,070
Work-in-process	1,536,417	3,500,434
Finished goods and supplies	11,193,989	9,699,873
	$22,680,187	$22,910,377

3. Intangibles

Intangibles consist of the following at December 31, 2001 and 2000:

	Estimated Useful Life	2001	2000
Names and reputations	40 Years	$38,077,388	$38,337,567
Covenants not to compete	5-11 Years	955,100	945,100
Trademarks and other	5-40 Years	127,314	127,314
		39,159,802	39,409,981
Less accumulated amortization		4,667,568	3,326,578
Total		$34,492,234	$36,083,403

Amortization expense was $1,340,990 in 2001, $1,412,235 in 2000 and $1,142,915 in 1999.

4. Leases

The Company has several noncancellable operating leases for vehicles, equipment and office space which expire over the next five years. Rental expense for all operating leases was $1,221,751, $1,222,011 and $1,257,320 during 2001, 2000 and 1999, respectively. Rental expense includes amounts for related party operating leases of $419,569, $618,947 and $533,047 in 2001, 2000 and 1999, respectively.

Future minimum lease payments under noncancellable operating leases (with initial or remaining lease terms in excess of one year) are as follows:

	Related Party	Other
2002	$422,394	$676,678
2003	321,181	377,978
2004	157,764	202,264
2005	76,800	77,125
2006	—	50,707
Thereafter	—	18,600
	$978,129	1,403,352

The Company also is the lessor of various parcels of land. Rental income was $33,341, $45,771 and $35,239 in 2001, 2000 and 1999, respectively. Future minimum rentals to be received under noncancellable leases are as follows:

Year Ended December 31:	
2002	$33,419
2003	32,119
2004	26,949
2005	14,550
2006	14,400
	$121,437

Purchase Commitment

In connection with the Lawson sale (see note 16), the Company entered into a supply agreement with Adams Granite Co. The Company has agreed to purchase a minimum of $3,000,000 of monuments from Adams Granite each year for a term of seven years with various stipulations as to variations from the "minimum order" and pricing agreements. If orders over a two-year period are less than the "minimum order," then the Company shall at its sole option either place orders for monuments in the amount of the deficiency or pay to Adams the gross margin that Adams would have realized had such orders been placed and filled. The gross margin used in this calculation will be Adams's average gross margin on sales of monuments to the Company over the prior two-year period.

Litigation

The Company is party to legal proceedings that arise from time to time in the ordinary course of its business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters to have a material adverse effect on the Company. One of the litigation items outstanding is a request for Arbitration ("Request") from its former European distributor, Eurimex, S.A. (now known as Granite Stone Business International) in connection with the termination by the Company of the distribution agreement for the Company's Salisbury Pink granite. Eurimex has also claimed compensation in connection with a distribution agreement for the Company's Bethel White granite, which agreement expired by its terms over two years ago. Pursuant to those agreements, the arbitration will take place under the International Chamber of Commerce rules and will be held in Luxembourg.

The Request includes claims by Eurimex that the Company wrongfully terminated the Salisbury Pink and Bethel White agreements. The Request also alleges that the Company violated antitrust laws under the European Community Treaty and United States antitrust laws. Eurimex has alleged that it has suffered damages in excess of $30 million and will seek to have such damages trebled under U.S. antitrust laws.

The Company denies all of Eurimex's allegations and further states that it believes that Eurimex has engaged in improper or unlawful practices in the sale of the Company's products. The Company has answered Eurimex's Request and has brought certain counterclaims against Eurimex, including a claim for frivolous action. A preliminary scheduling conference was held on October 2, 2001, and jurisdictional issues have been briefed. A second hearing on further procedural issues and jurisdiction was held on March 13, 2002. The Company denies liability, will continue to vigorously defend the claims made by Eurimex in connection with the arbitration and does not believe an unfavorable ruling is probable; however, an unfavorable ruling could have a material adverse affect on the Company.

5. Lines of Credit

The Company's financing with the CIT Group/Business Credit, Inc. provides for an acquisition term loan line of credit of $30 million and a revolving credit facility of an additional $20 million. Effective July 1, 1998, 50% of each facility has been assigned to FleetBoston, consistent with the initial agreement. Such loans and advances under the revolving credit facility shall be in amounts up to 75% of the outstanding eligible accounts receivable of the Company and 50% of the aggregate value of eligible inventory of the Company; however, advances against eligible inventory may not exceed $12,500,000 at any one time. The acquisition term loans are limited to two per calendar quarter and must be at least $1,000,000 each. There are currently two loans, to be referred to as term loan A and term loan B. The interest rate on term loan A is based on a formula of prime less .50%, or at the Company's election, the sum of 1 3/4% plus LIBOR. The interest rate on term loan B is based on a formula of prime less .50%, or at the Company's election, the sum of 2.5% plus LIBOR. However, if the Company chooses the LIBOR option, the elections must be in multiples of $1,000,000, and no more than four LIBOR elections may be in effect at any one time. Fees include a one-time fee of $125,000 (which was paid in full in 1999), a line of credit fee of $4,167 per month and a collateral management fee of $1,000 per month. Amounts outstanding were $3,970,402 and $12,500,000 and $1,942,351 as of December 31, 2001, and $10,340,260 and $12,500,000 and $6,000,000 as of December 31, 2000, on the revolving credit facility, term loan A and term loan B, respectively. The weighted average interest rate was 7.25% and 9.08% on the revolving credit facility in 2001 and 2000, respectively.

Both the term loan and the revolving credit facility described above expire in December 2002. The Company has begun discussions with a number of institutions, including the current lenders, on a new credit facility with principally the same structure as the current facility. The Company does not expect to have any difficulty securing a new credit facility.

The Company's Canadian subsidiary also has a line of credit agreement with a lending institution. Under the terms of this agreement, a maximum of approximately $4,000,000 may be advanced based on percentages of eligible accounts receivable, eligible inventory and tangible fixed assets. The line of credit agreement will be reviewed at least annually for any revisions to the agreement, bears interest at the U.S. prime rate plus .25%, and is secured by substantially all assets of the subsidiary. There were no amounts outstanding as of December 31, 2001 and 2000.

6. Long-Term Debt

Long-term debt at December 31, 2001 and 2000, consisted of the following:

	2001	2000
Note payable – Dutton, interest at 6%, payable in monthly principal and interest payments of $674, unsecured, due December 2003	$15,243	$22,190
Note payable – Plante, interest at 8%, payable in monthly payments of $2,593 beginning February 2001, unsecured, due January 2021	303,448	310,000
Note payable – Anderson, payable with granite inventory at a set sales price of $14.50 per cubic foot at maximum sales of 1,500 cubic foot per month	193,490	236,697
Note payable – Chrysler Financial, interest at 2.9%, payable in monthly installments of $598, due December 2001, secured by equipment	—	2,122
Note payable – GMAC, interest at 4.9%, payable in monthly installments of $439, due February 2002, secured by equipment	874	5,968
Note payable – GMAC, interest at 2.9%, payable in monthly installments of $716, due October 2002, secured by equipment	7,070	15,332
Note payable – Harold, interest at 10%, payable in monthly installments of $4,366, due June 2001, secured by property and equipment	—	21,298
Term loan, interest at 3.6% and 8.57% in 2001 and 2000, respectively (see note 5), due December 2002, secured by substantially all assets of the Company	12,500,000	12,500,000
Note payable – PNC, interest at 8.95%, payable in monthly installments of $334, due July 2001, secured by equipment	—	2,811
Note payable – Remsen Dodge, interest at 2.9%, payable in monthly installments of $598, due December 2002, secured by equipment	—	6,483
Note payable – Ford Motor Credit Corp., interest at 2.9%, payable in monthly installments of $392, due September 2002, secured by equipment	3,462	7,994
Term loan, interest at 3.75% and 9.0%, in 2001 and 2000, respectively (see note 5) payable in quarterly installments of $212,000 with a final balloon payment due December 2002, secured by substantially all assets of the Company	1,942,351	6,000,000
Note payable – GMAC, interest at 0%, payable in monthly installments of $797, due October 2004, secured by equipment	27,877	—
Obligation under capital lease, interest at 7.89%, payable in monthly installments of $10,276, due June 2001, secured by equipment	—	188,142
	14,993,815	19,319,037
Less current installments	14,671,315	791,697
Long-term debt, excluding current installments	$322,500	$18,527,340

Future maturities of the December 31, 2001, long-term debt are as follows:

Year Ended December 31:	
2002	$ 14,671,315
2003	25,073
2004	17,084
2005	9,014
2006	9,762
Thereafter	261,567
	$ 14,993,815

The cost of the equipment under capital leases is $670,590, and related accumulated depreciation was $201,558 as of December 31, 2001. The leases matured in 2001.

The financing agreements with banks contain various restrictive covenants with respect to the maintenance of financial ratios, capital additions and other items. As of December 31, 2001, the Company was in compliance with all such covenants.

7. Fair Value of Financial Instruments

SFAS No. 107, "Disclosures About the Fair Value of Financial Instruments," requires disclosure of information about the fair value of certain financial instruments for which it is practicable to estimate that value. For purposes of the following disclosure, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation. Management has determined that the carrying values of its financial assets and liabilities approximate fair value at December 31, 2001.

8. Income Taxes

Income before provision for income taxes, classified by source of income for the years ended December 31, 2001, 2000 and 1999, was as follows:

	2001	2000	1999
U.S.	$830,666	$2,555,670	$2,351,664
Foreign	1,218,512	1,198,590	872,264
Income before provision for income taxes	$2,049,178	$3,754,260	$3,223,928

A summary of the significant components of the provision for income taxes for the years ended December 31, 2001, 2000 and 1999, is as follows:

	2001	2000	1999
Current			
Federal	$1,094,764	$233,446	$791,319
State	191,057	197,003	314,787
Foreign	402,276	407,938	286,031
	1,688,097	838,387	1,392,137
Deferred:			
Federal	(23,072)	295,969	(1,713)
State	(12,462)	159,873	(926)
Foreign	(36,163)	(3,465)	5,348
	(71,697)	452,377	2,709
Cumulative effect of change in accounting principle	—	—	(47,559)
Total provision for income taxes	$1,616,400	$1,290,764	$1,347,287

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2001 and 2000, are presented below:

	2001	2000
Deferred tax assets:		
Accrued pension, accrued post-retirement benefit cost and deferred compensation	$1,416,000	$1,270,000
Allowance for doubtful accounts	280,000	341,000
Accrued expenses	428,000	87,000
Inventories, principally due to additional costs inventoried for tax purposes pursuant to the Tax Reform Act of 1986	434,000	457,000
Prearranged deferred revenue	3,654,000	—
Alternative minimum tax credits	3,898,000	3,318,000
State net operating loss carryovers	481,000	405,000
Total gross deferred tax assets	10,951,000	5,878,000
Less valuation allowance	(4,904,000)	(4,172,000)
Total net deferred tax assets	5,687,000	1,706,000
Deferred tax liabilities:		
Cemetery property	(2,134,000)	—
Quarry development	(376,000)	(394,000)
Names and reputations	(789,000)	(616,000)
Other liabilities	(195,000)	(216,000)
Property and equipment	(626,000)	(55,000)
Total gross deferred tax liabilities	(4,120,000)	(1,281,000)
Net deferred tax assets	$1,567,000	$425,000

SFAS No. 109, "Accounting for Income Taxes," requires a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax assets include significant alternative minimum tax credit carryforwards which have been fully reserved and may be carried forward indefinitely. Utilization of these alternative minimum tax credits is limited to future federal income tax in excess of the alternative minimum tax. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets.

The net deferred tax expense differs from the change in the net deferred tax assets as a result of the purchase accounting treatment of the Company's acquisitions during 2001.

A reconciliation of differences between the statutory U.S. federal income tax rate, on income before provision for income taxes and cumulative effect of a change in accounting principle, and the Company's effective tax rate follows:

	2001	2000	1999
U.S. statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	5.8%	6.3%	6.4%
Names and reputations	7.8%	10.7%	6.0%
Divestitures	62.0%	—	10.3%
Change in valuation allowance	35.7%	22.0%	13.6%
Other, primarily tax depletion	(66.3%)	(38.6%)	(27.0%)
Effective tax rate	78.9%	34.4%	43.3%

Deferred taxes have not been provided on the undistributed earnings of the Company's wholly-owned Canadian subsidiary since the Company can control the distribution of such earnings and has determined that such earnings will be reinvested indefinitely. Additional taxes could be due if these earnings were distributed.

9. Pension and other benefits

The Company has a defined benefit pension plan covering substantially all of its Vermont-based non-union employees. The benefits are based on years of service and the employee's compensation. The cost of this program is being funded currently.

The Company has a salary continuation plan which covers certain employees who have deferred compensation agreements with the Company. The Company measures the costs of its obligations based on actuarial estimates. The net periodic costs are recognized as employees render the necessary services to earn the deferred compensation benefits.

The Company also sponsors a defined benefit postretirement health care plan for certain early retirees and defined benefit postretirement group life insurance plans for all Vermont-based union and non-union employees. The Company measures the costs of its obligation based on actuarial estimates. The net periodic costs are recognized as retirees and employees render the services necessary to earn the postretirement benefits.

	Non-Union Pension Benefits		Deferred Compensation Benefits		Other Benefits	
	2001	2000	2001	2000	2001	2000
CHANGE IN BENEFIT OBLIGATION						
Benefit obligation at beginning of year	$17,186,365	16,228,960	1,833,950	1,592,016	1,720,110	1,711,891
Service cost	434,532	442,750	30,374	62,488	21,488	24,962
Interest cost	1,229,210	1,200,929	162,798	115,417	116,099	114,738
Actuarial (gain)/loss	(1,262)	263,320	433,218	170,277	(13,892)	623
Benefits paid	(957,118)	(949,594)	(106,248)	(106,248)	(127,167)	(132,104)
Benefit obligation at end of year	$17,891,727	17,186,365	2,354,092	1,833,950	1,716,638	1,720,110
CHANGE IN PLAN ASSETS						
Fair value of plan assets at beginning of year	$16,329,219	16,541,624	—	—	—	—
Actual return on plan assets	(634,206)	292,534	—	—	—	—
Employer contribution	500,000	444,655	106,248	106,248	127,167	132,104
Benefits paid	(957,118)	(949,594)	(106,248)	(106,248)	(127,167)	(132,104)
Fair value of plan assets at end of year	$15,237,895	16,329,219	—	—	—	—
Funded status	$ (2,653,832)	(857,146)	(2,354,092)	(1,833,950)	(1,716,638)	(1,720,110)
Unrecognized net actuarial (gain)/loss	986,922	(955,138)	287,981	57,975	179,915	193,807
Unrecognized prior service cost	1,110,509	1,104,029	217,086	147,084	—	—
Unrecognized transition obligation	165,414	269,658	4,783	10,948	757,630	820,766
Net amount recognized	$ (390,987)	(438,597)	(1,844,242)	(1,617,943)	(779,093)	(705,537)
Amounts recognized in the consolidated balance sheet consists of:						
Accrued benefit liability	$ (390,987)	(438,597)	(2,225,108)	(1,737,426)	(779,093)	(705,537)
Intangible asset	—	—	221,869	119,483	—	—
Minimum liability adjustment	—	—	158,997	—	—	—
Net amount recognized	$ (390,987)	(438,597)	(1,844,242)	(1,617,943)	(779,093)	(705,537)

	Non-Union Pension Benefits		Deferred Compensation Benefits		Other Benefits	
	2001	2000	2001	2000	2001	2000
WEIGHTED-AVERAGE ASSUMPTIONS AS OF DECEMBER 31						
Discount rate	7.25%	7.5%	7.25%	7.5%	7.00%	7.5%
Expected return on plan assets	9.00%	9.0%	8.50%	N/A	N/A	N/A
Rate of compensation increase	5.50%	5.5%	4.50%	4.5%	4.50%	N/A

For measurement purposes, a 6% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001, 6% for 2002, 5% for 2003 and 2004, 4% for 2005 and remain at that level thereafter.

	Non-Union Pension Benefits			Deferred Compensation Benefits			Other Benefits		
	2001	2000	1999	2001	2000	1999	2001	2000	1999
COMPONENTS OF NET PERIODIC BENEFIT COST									
Service cost	$434,532	442,750	475,922	30,374	62,488	96,855	21,488	24,962	24,613
Interest cost	1,229,210	1,200,929	1,127,258	162,798	115,417	117,612	116,099	105,484	119,513
Expected return on plan assets	(1,446,000)	(1,458,621)	(1,370,730)	—	—	—	—	—	—
Amortization of prior service cost	130,404	130,404	130,404	112,444	24,263	24,263	—	—	—
Amortization of transition obligation	104,244	104,244	104,244	6,165	6,165	6,165	63,136	63,136	63,136
Recognized net actuarial (gain)/loss	—	(37,644)	—	20,766	—	1,560	—	—	8,916
Net periodic benefit cost	$452,390	382,062	467,098	332,547	208,333	246,455	200,723	193,582	216,178

The Company has multiple postretirement benefit plans. The health care plan covers a closed group of retirees selected by the Company, and benefits for all but two of the participants cease at age 65. The life insurance plan covers all Vermont-based employees; non-union employee coverage is 50% of the group insurance coverage which the employee had prior to retirement (but not more than $60,000), and union employee coverage is $6,000. The life insurance plan assumes a 4.50% rate of compensation increase for all years.

Assumed health care trends do not have a significant effect on the amounts reported for the health care plan

Union Pension Benefits

In July 1999, Vermont-based union employees became participants in Steelworkers Pension Trust. The Company contributes amounts as required by the union contract.

In 1998, Vermont-based union employees participated in a multi-employer defined benefit pension plan. The Company contributed amounts as required by the union contract. The amount charged to operations in the accompanying consolidated statements of operations was $620,066, $641,358 and $641,150 in 2001, 2000 and 1999, respectively.

Deferred Compensation Benefits

In addition to the deferred compensation benefits under its salary continuation plan, the Company has deferred compensation agreements with three former stockholders of acquired companies. The present value of the future payments under these agreements was $1,921,901, $1,807,786 and $2,142,185 as of December 31, 2001, 2000 and 1999, respectively. Total annual payments of $260,200 begin and end at various dates from 1997 to 2016. One of these agreements is partially paid through benefits paid by the Company into the defined pension plan, therefore the payment amount changes annually based on actuarial estimates.

The Rock of Ages Canadian subsidiary has deferred compensation agreements with three former employees. The present value of the future payments under these agreements is $201,933 as of December 31, 2001. Total annual payments of $36,324 begin and end at various dates through 2023.

401K Benefits

The Company's contributions were $311,582, $104,032 and $156,205 in 2001, 2000 and 1999, respectively. Acquisitions during 2001, 2000 and 1999 have significantly increased the number of participants in the plans.

10. Stock-Based Employee Compensation

Under the terms of the Amended and Restated 1994 Stock Plan, 1,500,000 options were reserved for issuance to key employees and directors to purchase equivalent shares of common stock. The options granted prior to 1999 have a five-year term and vest at 20% per year, and options granted in 1999 and 2000 have a four-year term and vest at 25% per year.

The following table sets forth the stock option transactions for the years ended December 31, 2001, 2000 and 1999:

	Number of Options	Weighted-Average Exercise Price
Outstanding, December 31, 1998	1,288,252	$8.90
Granted during 1999	175,000	11.68
Exercised during 1999	(274,600)	(2.62)
Surrendered during 1999	(658,252)	(16.17)
Outstanding, December 31, 1999	530,400	$4.04
Granted during 2000	392,500	4.94
Lapsed during 2000	(84,318)	(3.61)
Exercised during 2000	(5,500)	(3.74)
Outstanding, December 31, 2000	833,082	$4.45
Granted during 2001	—	—
Exercised during 2001	(320,582)	(3.70)
Surrendered during 2001	(95,000)	(3.81)
Outstanding, December 31, 2001	417,500	5.16
Exercisable, December 31, 2001	153,208	$5.43
Weighted average remaining contractual life	2.3 years	

		Weighted Average		Options Exercisable	
Exercise Price	Number of Options Outstanding	Exercise Price	Remaining Contractual Life	Number	Weighted Average Exercise Price
$3.74	15,000	$3.74	1 Year	15,000	$3.74
$4.94	377,500	$4.94	2.5 Years	125,708	$4.94
$12.38	25,000	$12.38	1 Years	12,500	$12.38

The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for stock options granted under the plan as the options were all granted at exercise prices which equaled the fair market value at the date of the grant. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards during 2001, 2000 and consistent with the provisions of SFAS No. 123, the Company's net income would have been reduced to the pro forma amount indicated below:

	2001	2000	1999
Net income, as reported	432,778	2,463,469	1,679,301
Net income, pro forma	89,342	2,202,163	1,518,030
Net income per share, pro forma	.01	.30	.20
Net income per share – assuming dilution, pro forma	.01	.29	.19

Pro forma net income reflects only options granted subsequent to December 31, 1995, and is not necessarily indicative of future effects on net income. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented because compensation cost is reflected over the options' vesting periods and compensation cost only for options granted after January 1, 1996.

The fair value of each option grant is estimated on the date of the grant. Options granted prior to 1997 were valued using the Minimum Value Method with the following weighted-average assumptions: risk-free interest rate of 6%; dividend yield of $0; and expected lives of four (4) years. The per share weighted-average fair value of stock option granted during 2000 and 1999 was $2.32 and $6.08, respectively, on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 6%; dividend yield of $0; expected volatility of 52% and 47%, respectively; and expected lives of four (4) years.

11. Related Party Transactions

The Company is related through common ownership with several companies. The transactions with related parties, included in the consolidated statements of operations, are as follows for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Net revenues	$25,223	$14,934	$26,013
Cost of revenues	12,842	54,379	320,247

Amounts due from related parties as of December 31, 2001 and 2000, are as follows:

	2001	2000
Due from Swenson Granite Company, LLC	$ 16,263	$ 1,376
Due from Granite Accents, Inc.	37,242	62,135
Due from Kotecki Family Enterprises	3,233	3,233
Due from Rock of Ages Asia	128,928	178,433
Due from Maple Farms Japan	45,816	122,126
	$231,482	$367,303

See note 4 for operating lease obligations with related parties.

12. Unaudited Quarterly Summary Information

The following is a summary of unaudited quarterly summary information for the years ended December 31, 2001, 2000 and 1999 (in thousands, except per share data):

	Net Revenues	Net Income (Loss)	Net Income (Loss) Per Share	Net Income (Loss) Per Share Assuming Dilution
2001 Quarters:				
First	$13,319	(3,682)	(.49)	(.49)
Second	31,297	4,089	.54	.54
Third	24,722	(1,033)	(.14)	(.14)
Fourth	24,967	1,059	.14	.14
Total	$94,305	433	.06	.06
2000 Quarters:				
First	$14,233	(2,693)	(.36)	(.36)
Second	28,813	3,211	.43	.42
Third	23,528	1,355	.18	.18
Fourth (1)	24,119	590	.08	.09
Total	$90,693	2,463	.33	.33
1999 Quarters:				
First	$17,518	(2,012)	(.27)	(.27)
Second	28,986	1,336	.18	.17
Third	24,413	1,062	.14	.14
Fourth	25,610	1,293	.17	.17
Total	$96,527	1,679	.22	.21

NOTE

The Company has historically experienced certain seasonal patterns, primarily due to weather conditions affecting operations in Vermont and Canada and the setting of memorials in cemeteries located in northern regions.

(1) The 2000 fourth-quarter results have been affected by certain significant nonrecurring items. The Company evaluated certain assets for impairment and subsequently recorded a reduction in the value of these assets, amounting to approximately $843,000. Also, as the Company refined its standard costing system, and old inventory was replaced by new inventory, the net effect on cost of sales in the fourth quarter was approximately a $600,000 increase to cost of sales.

13. Earnings per share

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share (EPS) computations for net income for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Numerator:			
Income available to common shareholders used in basic and diluted earnings per share	$ 432,778	$2,463,496	$1,679,301
Denominator:			
Denominator for basic earnings per share:			
Weighted average shares	7,605,785	7,447,460	7,509,241
Effect of dilutive securities:			
Stock options	70,205	128,379	316,348
Denominator for diluted earnings per share:			
Adjusted weighted average shares	7,675,990	7,575,839	7,825,589
Basic earnings per share	$ .06	$ .33	$ .22
Diluted earnings per share	$ .06	$ .33	$ .21

Options to purchase 25,000, 25,000 and 478,252 shares of Class A common stock at exercise prices ranging from $12.38 to $18.50 per share were outstanding in 2001, 2000 and 1999, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares during those years.

14. Segment Information

The Company is organized based on the products and services that it offers. Under this organizational structure, the Company operates in four segments: quarrying, manufacturing, retailing and cemeteries.

The quarrying segment extracts granite from the ground and sells it to both the manufacturing segment and to outside manufacturers, as well as to distributors in Europe and Japan.

The manufacturing segment's principal product is granite memorials used primarily in cemeteries, although it also manufactures some specialized granite products for industrial applications.

The retailing segment engraves and sells memorials and other granite products at various locations throughout the United States.

The cemetery segment sells funeral services such as grave openings and closings and cemetery merchandise such as vaults, markers and mausoleums.

Inter-segment revenues are accounted for as if the sales were to third parties.

2001	Quarrying	Manufacturing	Retailing	Cemeteries	Corporate Overhead	Total
Total net revenues	$28,648	31,446	43,159	3,143	—	$106,396
Inter-segment net revenues	2,873	9,218	—	—	—	12,091
Net revenues	25,775	22,228	43,159	3,143	—	94,305
Total gross profit	12,450	5,249	24,531	818	—	43,048
Inter-segment gross profit	1,103	(173)	(930)	—	—	—
Gross profit	11,347	5,422	25,461	818	—	43,048
Selling, general and administrative expenses	4,388	4,833	22,555	1,203	3,728	36,707
Loss on disposal of assets	197	2,337	—	—	—	2,534
Income (loss) from operations	$ 6,762	(1,748)	2,906	(385)	(3,728)	$ 3,807

2000	Quarrying	Manufacturing	Retailing	Corporate Overhead	Total
Total net revenues	$26,588	35,763	40,622	—	$102,973
Inter-segment net revenues	3,701	8,579	—	—	12,280
Net revenues	22,887	27,184	40,622	—	90,693
Total gross profit	11,249	6,254	21,558	—	39,061
Inter-segment gross profit	1,378	(547)	(831)	—	—
Gross profit	9,871	6,801	22,389	—	39,061
Selling, general and administrative expenses	3,011	5,721	21,476	2,956	33,164
Income (loss) from operations	$ 6,860	1,080	913	(2,956)	$ 5,897

1999	Quarrying	Manufacturing	Retailing	Corporate Overhead	Total
Total net revenues	$27,972	44,790	36,933	—	109,695
Inter-segment net revenues	5,792	7,376	—	—	13,168
Net revenues	22,180	37,414	36,933	—	96,527
Total gross profit	12,565	5,595	19,184	—	37,344
Inter-segment gross profit	2,591	(2,195)	(396)	—	—
Gross profit	9,974	7,790	19,580	—	37,344
Selling, general and administrative expenses	3,068	6,262	19,154	2,757	31,241
Loss on disposal of assets	—	845	—	—	845
Income (loss) from operations	$ 6,906	683	426	(2,757)	5,258

Net revenues by geographic area are as follows for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Net revenues (1):			
United States	$86,316	$82,886	$87,045
Canada	7,989	7,807	9,482
Total net revenues	$94,305	$90,693	$96,527

(1) Net revenues are attributed to countries based on where product is produced.

Long-lived assets by geographic area are as follows as of December 31, 2000, 1999 and 1998 (in thousands):

	2000	1999	1998
Long-lived assets:			
United States	$41,203	$42,543	$42,798
Canada	1,940	1,904	1,976
Japan	—	—	5
	$43,143	$44,447	$44,779

15. Acquisitions

On January 3, 2001, the Company acquired 16 cemeteries and one granite retailer in Kentucky. The aggregate purchase price was approximately $7.5 million consisting of $7 million in cash and an additional consideration amount of $558,000 which has been classified as other liabilities and will be paid in four annual installments commencing December 2001. The acquisition was accounted for by the purchase method of accounting, and accordingly the consolidated statement of operations includes the results of operations of the acquired cemeteries and granite retailer beginning January 3, 2001. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations which has resulted in $1,271,150 of cost in excess of net assets acquired.

For the period January through December 2000, the Company, through its subsidiary Rock of Ages Memorials, Inc., acquired American Monument Company and Union County Memorials, Inc. The aggregate consideration for the 2000 acquisitions was $655,081. The aggregate purchase price has been allocated to the assets acquired and liabilities assumed based upon their respective fair market values resulting in $209,055 of costs in excess of net assets acquired.

For the period January through November 1999, the Company, through its subsidiary Rock of Ages Memorials, Inc., acquired Toledo Monumental Works Company, Milwaukee Memorial Company, Inc, J.W. Reynolds Monument Company, Inc., Beasley Monument Company, Inc., Hilgendorf Memorials, Inc., R&B Nelson Memorial Studio, Inc., Bethel-Miller Memorials, Inc., Caron Granite Company, Clinton Monuments, Inc., East Ohio Memorial Service, Bass Chickering Corporation, Bristol Memorial Works, Inc., Methuen Memorials, Inc., WRL, Inc. and all of the outstanding stock of Milwaukee, R&B Nelson, Bethel-Miller, Caron, Clinton, Bristol and Urbach.

The aggregate consideration for the 1999 acquisitions was $13,086,014 in cash and $639,986 representing 52,623 shares of the Company's Class A common stock ranging from $10.00 to $13.26 per share in transactions which were accounted for under the purchase method of accounting. The aggregate purchase price has been allocated to the assets acquired and liabilities assumed based upon their respective fair market values, resulting in $9,570,046 of cost in excess of net assets acquired.

The following unaudited pro forma information has been prepared assuming that the acquisitions occurred at the beginning of the current and immediately preceding periods, if presented. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisitions had been made as of those dates.

(Unaudited) Years Ended December 31,	2000	1999
Net revenues	$95,422,318	$104,846,879
Net income	2,463,522	2,262,457
Net income per share	.36	.30
Net income per share – assuming dilution	.35	.29

16. Assets Held for Sale and Assets Sold

In October 2001, the Company entered into an agreement to sell the Lawson manufacturing plant in Barre, Vermont. This sale is consistent with the Company's desire to dispose of certain unprofitable operations and to reallocate resources from the manufacture of commodity memorials and focus on its retail strategy.

In connection with this sale, the Company has determined that the values of certain assets have been impaired. At December 31, 2001, in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (FAS No. 121), the Company recorded a non-cash charge related to the impairment of assets of $800,003.

These assets held for sale have been grouped together and classified as "assets held for sale" in the current assets section of the balance sheet. Assets held for sale have been written down to their realizable values based upon expected sale proceeds. The Lawson sale was completed in January 2002.

At December 31, 2001, assets held for sale are comprised of:

Inventory	$ 284,226
Property and equipment	1,757,813
Intangible assets	1,304,180
	3,346,219
Less impairment charge	(800,003)
Net assets held for sale	$2,546,216

During the second quarter of 2001 the Company sold an idled Saw Plant in Barre, Vermont in which cash of $300,505 was received in exchange for $515,433 of assets.

During the third quarter of 2001, the Company completed the sale of the SMI and Childs & Childs manufacturing plants and the Royalty and Millstone quarries in Elberton Georgia in which cash of $3,250,000 net of closing costs of $287,467 was received and a note receivable was recorded for $1,640,000 in exchange for $6,121,693 of assets. The loss on sale of assets reported for the year ending December 31, 2001, includes a non-tax deductible disposal of intangible assets of approximately $3.7 million. Taxable income resulted from the sale of inventory and property and equipment, the impact of which was recorded in the three months ended September 30,2001. The sale of these assets is not expected to have any material effect on income taxes in future periods.

On May 28, 1999 the Company exchanged all of the outstanding shares of Keystone Memorial, Inc., a newly formed subsidiary containing land, buildings, and equipment of its Keystone and Keywest manufacturing plants and certain inventory at those locations for 263,441 shares of Rock of Ages Class B common stock and a note receivable with a net present value of $399,538. The net assets of Keystone Memorials Inc. had a net book value of $4,021,053. Legal costs incurred were $22,663. A loss on the sale was recorded of $845,117, included in the loss on sale of assets. The transaction was considered a tax-free event for purposes of calculating the provision for income taxes.

17. Accounting Change

The Company adopted SOP 98-5, "Reporting on the Costs of Start-Up Activities," as of January 1, 1999. The SOP requires the costs of start-up activities, including organization costs, to be expensed as incurred. As a result, acquisition costs of $197,340 were expensed in 1999 as the cumulative effect of a change in accounting principle.

Independent Auditor's Report on Supplementary Information

The Board of Directors Rock of Ages Corporation and Subsidiaries:

Under date of March 12, 2002, we reported on the consolidated balance sheets of Rock of Ages Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule referred to as "Schedule II - Valuation and Qualifying Accounts and Reserves." This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

KPMG LLP

March 12, 2002
Boston, Massachusetts

Rock of Ages Corporation and Subsidiaries

Schedule II—Valuation and Qualifying Accounts and Reserves

Years ended December 31, 2001, 2000 and 1999

	Column A	Column B	Column C	Column D	Column E
		Additions			
Descriptions	Balance at Beginning of Period	Increase due to Acquisitions	Charged to Costs and Expenses	Deductions	Balance at End of Period
2001					
Allowances for doubtful accounts	$1,303	534	743	1,032	1,548
2000					
Allowances for doubtful accounts	$1,826	—	362	885	1,303
1999					
Allowances for doubtful accounts	$2,124	—	555	853	1,826

See accompanying independent auditor's report on supplementary information.

Rock of Ages Corporation

Directors

George R. Anderson
Retired Officer of Rock of Ages Corporation

James L. Fox
President/Chief Executive Officer
gov ONE solutions

John L. Forney

Jon M. Gregory

Richard C. Kimball

Douglas M. Schair
Principal, Insurance Investment Associates

Kurt M. Swenson

Charles M. Waite
Managing Partner, Chowning Partners (Financial Consulting)

Frederick E. Webster, Jr.
Professor of Management, Amos Tuck School of Business Administration, Dartmouth College

Executive Officers

John L. Forney, President and Chief Operating Officer/
Memorials Division

Douglas S. Goldsmith, Vice President/Chief Financial Officer,
Treasurer

Jon M. Gregory, President and Chief Operating Officer/
Quarries Division

Richard C. Kimball, Chief Strategic and Marketing Officer

Kurt M. Swenson
President, Chief Executive Officer and
Chairman of the Board of Directors

Michael B. Tule, Vice President/General Counsel,
Secretary

Common Stock

The Company's Class A Common Stock (symbol ROAC) is traded on The NASDAQ Stock Market[SM]

Auditors

KPMG LLP
Burlington, Vermont

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Counsel

Michael B. Tule, Esq.
Vice President/General Counsel
Rock of Ages Corporation

Skadden, Arps, Slate, Meagher & Flom LLP
Boston, Massachusetts

Form 10-K

Copies of the Company's Annual Report on Form 10-K can be obtained from the SEC web site (www.sec.gov), from the Rock of Ages web site (www.rockofages.com) or from Rock of Ages Corporation, without charge, upon written request to:

Rock of Ages Corporation
369 North State Street
Concord, New Hampshire 03301
Attention: Investor Relations


ROCK
OF
AGES

Rock of Ages Corporation
772 Graniteville Road • Graniteville, Vermont 05654 • (800) 875-7353 • FAX (802) 476-3110 • www.rockofages.com


ROCK
OF
AGES

Rock of Ages Corporation

772 Graniteville Road • Graniteville, Vermont 05654 • (800) 875-7353 • FAX (802) 476-3110 • www.rockofages.com

©2002 Rock of Ages 4-02-3M